SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE
                                                                                                                           PRUDENTIAL PLC
                                                                                                                                               GROUP COMMUNICATIONS
                                                                                                                                     12 ARTHUR STREET
                                                                                                                                    LONDON EC4R 9AQ
                                                                                                                                TEL 020 7220 7588
                                                                                                                                 FAX 020 7548 3725
                                                                                                                                     www.prudential.co.uk
13 March 2013

PRUDENTIAL PLC 2012 FULL YEAR RESULTS

PRUDENTIAL CONTINUES TO DELIVER GROWTH AND CASH AND REBASES DIVIDEND UPWARDS

IFRS1:
• Operating profit of £2,533 million, up 25 per cent
• Asia operating profit2 of £988 million, up 26 per cent
• Total profit before tax3 of £2,810 million, up 54 per cent
• Shareholders' funds of £10.4 billion, up 21 per cent

New Business:
• EEV new business profit of £2,452 million, up 14 per cent
• Asia EEV new business profit of £1,266 million, up 18 per cent

Embedded Value:
• Operating profit of £4,321 million, up 9 per cent
• Asia life insurance business operating profit of £1,960 million, up 11 per cent
• Shareholders' funds of £22.4 billion, up 14 per cent, equivalent to 878 pence per share

Capital & Dividend:
• Underlying free surplus generation of £2.7 billion (before investment in new business), up 6 per cent from 2011
• Net remittances from business operations up 9 per cent to £1,200 million
• Asia net cash remittance of £341 million4, up 66 per cent, and for the first time, the largest contributor of cash to the Group
• Insurance Groups Directive (IGD) capital surplus estimated at £5.1 billion5; solvency requirements covered 3 times
• 2012 full year dividend increased by 15.9 per cent to 29.19 pence per share

Commenting on the results, Tidjane Thiam, Group Chief Executive, said:

"Prudential has produced a strong performance in 2012. Globally, we have around 24 million insurance customers and have continued to provide each of them with products and services that they value highly, delivering on our promise to offer quality savings and protection products. In 2012, we added more than one million new customers in Asia, while in the US we sold more than 200,000 new policies. In the UK, where we have 7 million customers, we are one of the largest providers of annuities and in 2012 we paid £2.9 billion in income to our annuitants. We are widely recognised as the UK's leading with-profits manager and, during the year, the with-profits fund increased the value of customer policies by more than £2 billion. In total in 2012, our customers around the world have entrusted us with an additional £26 billion6 of their assets to manage.

"The quality of our products, the strength of our multi-channel distribution platform, and our ability to innovate and develop creative solutions to meet our customers' needs, translate over time into profitable and sustainable growth for the company. Our focus on capital and risk management has allowed us to deliver both growth and cash to shareholders, despite a challenging macroeconomic environment. Our business in Asia has continued to demonstrate the benefits of both its scale and its diversification, by growing strongly on each of our three key performance metrics: new business profit, IFRS operating profit and cash.

1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note 3 of 'Notes to Editors'
2 Including Eastspring Investments, and after development costs
3 Attributable to shareholders
4 Remittances from Asia in 2012 include net remittance of £27 million, representing cash from sale of Group's holding in China Life Insurance Company in Taiwan offset by repayment of funding contingent on future profits of the Hong Kong life insurance operations
5 From March 2013 the basis of calculating Jackson's contribution to the Group's IGD surplus will change, further detail can be found in the 'Capital position, financing and liquidity' section of the Chief Financial Officer's Overview
6 Calculated as net flows into policyholder liabilities plus net inflows received by our asset management business in 2012

This performance has been largely driven by our 'sweet-spot' markets including Indonesia, Singapore, Malaysia, the Philippines and Thailand. Asia's net cash remittance of £341 million, an increase of 66 per cent on the prior year, made it, for the first time, the largest contributor of cash to the Group. To put this into context, in 2009 Asia's net cash remittance was £40 million.

"In 2012, we have exceeded two of our 2013 'Growth and Cash' objectives for Asia. In 2010, I said we would more than double Asia's 2009 IFRS operating profit from £465 million to £930 million by full year 2013. In fact we have delivered £988 million in 2012. We have also exceeded Asia's 2013 cash target of £300 million. This highlights the effectiveness of our strategy and the strength of our franchise in the region. We are on track to deliver our remaining four objectives notwithstanding the uncertain global economic environment.

"Across the Group, our key financial metrics have seen good growth - IFRS operating profit is up 25 per cent, new business profit is up 14 per cent and net cash remittances are 9 per cent higher. We have delivered this thanks to our discipline and focus on value over volume. During the year, we have continued to take proactive management action including to make sure that we concentrate our business on products and markets that offer the best returns with the shortest payback periods. For instance, during the third quarter we deliberately slowed down our growth in Korea and Taiwan, and in the US, in the fourth quarter, we took steps to limit sales of guaranteed variable annuities. To ensure we can manage the Group with a focus on value creation, we avoid committing to minimum sales or volume growth targets.

"The US continued to deliver profitable growth with total IFRS operating profit exceeding £1 billion for the first time in 2012. The UK business produced a strong performance in a difficult market helped by increased sales of annuities and with-profits products, ahead of the implementation of the conclusions of the Retail Distribution Review. In asset management, M&G has seen record net investment inflows, allowing it to reach record funds under management and to deliver a record level of IFRS operating profit.

"Although the outlook for global growth has seen some modest improvement in recent months, a high level of uncertainty remains. Like other insurance companies we face the challenge of persistently low long-term interest rates. Our emphasis in recent years on growing our income from activities and products that are less sensitive to interest rates has been beneficial for us. Our balance sheet is strong and remains defensively positioned. In Asia, we have high-quality franchises and market-leading distribution in some of the fastest growing and most profitable markets in the world. We also have market-leading positions in the US and the UK, with a strong asset management proposition. Together, these factors should allow us to continue to deliver relative outperformance.

"We have increased our dividend by 15.9 per cent to 29.19 pence per share. This is the second time in three years we have rebased it upwards. Our approach to growing the dividend demonstrates our confidence in our ability to continue to deliver long-term value for our shareholders."

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:
1.     The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the European Embedded Value principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the
        Additional Guidance on EEV disclosures published in October 2005. Where appropriate the EEV basis results include the effects of IFRS. Year-on-year percentage increases are stated on an actual exchange rate basis.

2.      Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.     Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and gain on dilution of Group holdings. In addition, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions, the mark to market value movement on core borrowings and the gain arising on the acquisition of Reassure America Life Insurance Company (REALIC).
        Separately on the IFRS basis, operating profit also excludes amortisation of accounting adjustments on the acquisition of REALIC. In 2012 the Group as an accounting policy change adopted altered US GAAP requirements for deferred acquisition costs for certain businesses in our Group IFRS results. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied.

4.     Total number of Prudential plc shares in issue as at 31 December 2012 was 2,557,242,352.

5.     There will be a conference call today for media at 9.30am (UK) / 5.30pm (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. UK dial-in telephone number: +44 (0)203 139 4830, Hong Kong dial-in telephone number: +852 3068 9834 / 800 903 645 (Freephone). Passcode: 43171627#.

6.     A presentation for analysts and investors will be held today at 11.00am (UK)/ 7.00pm (Hong Kong) in the conference suite at Nomura International plc, 1 Angel Lane, London, EC4R 3AB. The presentation will be webcast live and as a replay on the corporate website via the link below: http://www.prudential.co.uk/prudential-plc/investors/resultspresentations/resultsday/

        A dial-in facility will be available to listen to the presentation. Please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, ie from 10.30am (UK) 6.30pm (Hong Kong)).
        Dial-in: +44 (0)208 817 9301 / 0800 634 5205 (Freephone UK). Confirmation number (this must be quoted to the operator to gain access to the call): 10183847. Playback: +44 (0)20 7769 6425/+35 3143 64267, Pin: 10183847#. This will be available from approximately 2.45pm (UK) 10.45pm (Hong Kong) on 13 March 2013 until 11.59pm (UK) on 20 March 2013 and until 7.59am (Hong Kong) on 21 March 2013.

7.     High-resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library

8.     2012 Full Year Dividend

Ex-dividend date	27 March 2013 (UK and Ireland shareholders) 28 March 2013 (Hong Kong and Singapore shareholders)
Record date	2 April 2013
Payment of dividend	23 May 2013 (UK, Ireland and Hong Kong shareholders) On or about 30 May 2013 (Singapore shareholders) On or about 3 June 2013 (ADR holders)

9.     About Prudential plc
        Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for 165 years and has £405 billion in assets under management (as at 31 December 2012). Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

10. Forward-Looking Statements

        This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives.
        Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words "may", "will", "should", "continue", "aims", "estimates",
       "projects", "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-
        looking statements can be found under the 'Risk Factors' heading in this document.

     Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure
     and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Group Chief Executive's Report

Overview
I am pleased to report a strong performance in 2012. Our focus on our customers in each of our geographies combined with the strength of our distribution, franchise and brands, has allowed us to continue to provide distinctive value to our customers. Thanks to this, the Group has continued to deliver on the three key financial metrics we have focused on since 2009: IFRS operating profit, new business profit and net cash remittances. In 2012 in Asia, we have achieved two of the 2013 'Growth and Cash' objectives and have continued to make progress towards achieving the others, despite a global macroeconomic environment which remains challenging and historically low long-term interest rates.

Our strategy has remained consistent: to accelerate growth in Asia; to build on the strength of our US operations; to focus the UK business and optimise asset management. We have remained focused on executing that strategy with discipline and on producing strong results across our geographies.

Asia has delivered excellent results in 2012. Our business, Prudential Corporation Asia, which is already one of the largest in the region, has nevertheless been able to more than double its IFRS operating profit in three years to almost £1 billion, delivering £988 million in 2012. That growth in IFRS operating profit was not achieved at the expense of cash generation or by slowing down sales growth. Asia reported record new business profit in 2012. It also delivered a net cash remittance of £341 million, exceeding its 2013 objective of £300 million. For the first time in our history, Asia was the largest contributor of cash to the Group, an exceptional performance when you consider that in 2009 Asia's net cash remittance was £40 million. This performance was largely driven by the clear progress we have made in some of our 'sweet-spot' markets particularly Indonesia, Singapore, Malaysia, the Philippines and Thailand.

There was strong growth in the US, with total IFRS operating profit exceeding £1 billion for the first time, demonstrating the strength of Jackson's operations in a competitive marketplace. The UK remains focused on with-profits products and individual annuities, seeing strong sales of both in a difficult market. M&G has seen record net flows - at £16.9 billion - IFRS operating profit and funds under management, all driven by its investment performance and customer proposition.

In a turbulent environment, we have continued to take proactive and decisive management action to deliver on our strategy. In our industry, distribution is absolutely key. Therefore we have continued to strengthen our ability to reach our chosen customers in our chosen markets. For instance, we have strengthened our distribution in Thailand by establishing an exclusive partnership with Thanachart Bank, a leading bank in this market, and through the acquisition of its life business, Thanachart Life. In the US, we have continued to invest in our distribution as well, strengthening our relationship with our partners. We have throughout the year, ensured that we put value ahead of volume, ensuring that we reached our return on capital and payback targets. To mention a few examples, in Malaysia we refocused the business on higher-value, lower-volume protection business. In Korea and in Taiwan, at times during the year, we refused to write poor value business, sacrificing some sales growth in the process.

We have maintained our bias in favour of insurance income and fee income, which have grown as a proportion of our profits, ahead of spread income. True to that logic, in the US we acquired Reassure America Life Insurance Company (REALIC), which increased our insurance income. We also continue to drive our product mix to achieve the optimal balance between growth in sales, profit growth, cash generation and capital strength. Therefore, we have continued to emphasise and to grow protection products in Asia, which also provide excellent value to our customers. In the US, we have seen growing demand for Elite Access, a variable annuity without guarantees, launched in March 2012. Elite Access allows us to meet the needs of a key customer segment and to grow profitably while staying within our quantitative risk appetite in the year. We believe Elite Access has excellent prospects in the US market. More generally, we have continually and proactively re-priced our products and modified their features to ensure they continued to generate adequate returns in the new interest rate environment.

Having looked at the strength and sustainability of the results we have generated, the Board has decided to rebase our dividend upwards for the second time in three years. This decision reflects the Board's confidence in the Group's ability to continue to deliver strong, sustainable financial performance.

Group performance
The Group's strategy is supported by three key Group-wide operating principles.

First, we take a balanced approach to performance management across the key measures of IFRS, EEV and cash, with a particular focus on IFRS and cash. The Group has today reported a strong performance across all business units on these measures. Our IFRS operating profit based on longer-term investment returns increased by 25 per cent in 2012 to £2,533 million (2011: £2,027 million1) led by Asia and the US. IFRS shareholders' funds increased by 21 per cent to £10.4 billion, compared to £8.6 billion1 as at 31 December 2011. EEV operating profit grew by 9 per cent to £4,321 million (2011: £3,978 million). Net cash remittances to the Group from our businesses increased by 9 per cent to £1,200 million (2011: £1,105 million), with Asia now the largest contributor.

Second, we focus on allocating capital to the highest return and shortest payback opportunities across the Group taking strong action where necessary, such as deliberately reducing sales in geographies, products or channels where our return and payback criteria are not met. Our insurance businesses in Asia, the US, and the UK, have delivered a 14 per cent increase in new business profit to £2,452 million (2011: £2,151 million) with a distinctive 18 per cent increase in Asia. APE sales for the Group have increased by 14 per cent to £4,195 million (2011: £3,681 million) in 2012 and included the Group's best ever fourth quarter. M&G has attracted strong net inflows of £16.9 billion (2011: £4.4 billion), a record performance led by the return of investors' risk appetite in Continental Europe, where M&G has built a strong position over the last few years, and market-leading sales in the UK retail market.
Third, we are proactive in managing risk across the cycle. Our balance sheet continues to be defensively positioned and at the end of the period our IGD surplus was £5.1 billion2 (31 December 2011: £4.0 billion).

1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements
2 From March 2013 the basis of calculating Jackson's contribution to the Group's IGD surplus will change, further detail can be found in the 'Capital position, financing and liquidity' section of the Chief Financial Officer's Overview
Our surplus increased due to strong net capital generation through operating earnings offset, as usual, by external dividend payments and other costs.

We continue to focus on promoting transparency by providing shareholders with relevant disclosures about our business and how we run it, to ensure that both our strategy and our operating principles are well understood. In addition to the disclosures that are provided with our quarterly financial results, since 2010 we have organised an annual seminar to provide investors and analysts with a further opportunity to discuss the business in detail with the Group's senior management.

We have organised three investor seminars in London (on 1 December 2010), Kuala Lumpur (on 15 November 2011), and New York (on 29 November 2012). These seminars consisted of presentations on different aspects of our business including: Group strategy; our operating principles; the 2013 'Growth and Cash' objectives; our Asian business, including country-by-country presentations; and Jackson, with further insights into its hedging strategy, capital position and sensitivity to market shocks.  We intend to hold a fourth annual seminar in the last quarter of 2013 in London.

2013 'Growth and Cash' objectives
2012 has made a strong contribution to our progress towards delivering our challenging 2013 'Growth and Cash' objectives that I set out at our 2010 investor conference. Asia has achieved two of its three 2013 objectives in 2012 and the Group remains on track to meet the remaining objectives.

Turning first to our Asia objectives, I said in 2010 that we would aim to double our 2009 IFRS operating profit to £930 million by 2013, or in other words, that we would double our IFRS operating profit in four years. In 2012, we have achieved IFRS operating profit of £988 million (2011: £784 million1). We have therefore more than doubled profits in three years rather than four. Asia has also exceeded its 2013 cash objective, remitting a total of £341 million to the Group against a 2013 objective of £300 million. Looking at the remaining Asia objective, by the end of 2013 we aim to double 2009 new business profit to £1,426 million and we remain on target to reach this, with the business producing £1,266 million in 2012 (2011: £1,076 million). These results were achieved despite an unfavourable and volatile macroeconomic environment.

Beyond Asia, there has been continued progress towards our other cash objectives. The US remitted £249 million in 2012 (2011: £322 million including exceptional release of surplus), on track to meet its 2013 cash objective raised from £200 million to £260 million earlier this year. The UK made remittances to the Group of £313 million in 2012, on track to meet its 2013 objective of £350 million.

Looking at the cumulative cash target of £3.8 billion over the four-year period from 2010 to end-2013, wehave so far achieved 85 per cent of the total objective with one year remaining.

	Actual	Objective
	2012	2013
Asia profitability	£m	£m
Value of new business	1,266	1,426
IFRS operating profit2	988	930

Business unit net remittance objectives
Asia3	341	300
Jackson	249	260	4
UK	313	350

Cumulative net cash remittances from 2010 onwards	3,240	3,800

Our operating performance by business unit

Prudential Corporation Asia
Our strategy in Asia is focused on meeting the needs of the emerging middle class in the region for savings and protection. The region's positive demographics, strong economic growth, sound public finances and favourable public policy environment with a clear preference for private provision of protection, have all led to a rapidly expanding middle class, with a strong and growing demand for our savings and protection products.

Geographically, Asia is a vast and diverse region. Our primary area of focus is on what we call our 'sweet-spot' - Indonesia, Hong Kong, Singapore, Malaysia, the Philippines, Thailand and Vietnam - all these markets have attractive long term characteristics. We are in a strong position to capture profitably the growing demand for our products and services in these selected markets. We continuously invest in these markets to grow our distribution and to ensure we are well positioned in terms of people, systems and capabilities.

1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements
2 Total Asia operating profit from long-term business and Eastspring Investments after development costs. 2012 operating profit includes a one-off gain of £51 million arising on sale of the Group's interest in China Life Insurance Company of Taiwan
3  Remittances from Asia in 2012 include a non-recurring net  remittance of £27 million, representing cash from sale of Group's holding in China Life Insurance Company in Taiwan offset by repayment of funding contingent on future profits of the Hong Kong life insurance operations
4 The net remittance objective for Jackson was increased from £200 million to £260 million to reflect the positive impact of the acquisition of REALIC

We will continue to innovate to meet the evolving needs of our customers and maintain our focus on regular premium savings and protection products.

Our primary growth metric is new business profit rather than sales. This focus on new business profit, has ensured we have delivered healthy and sustainable quality growth. In 2012, new business profit was up 18 per cent in the region led by Indonesia, Singapore and Malaysia, up 27 per cent collectively. While under-penetration of insurance in markets across the region offers significant long-term growth opportunities, we retain our focus on value not volume. New business profit grew more quickly than sales as we refocused our businesses in Taiwan, Korea and Malaysia, deliberately reducing sales of lower margin products to ensure a consistent focus on higher value lines. We are determined to continue taking management action across the region where and when required, to maintain our internal rates of return of more than 20 per cent across all businesses, with a payback period in Asia of three years, despite the low interest rate environment.

Our life business in Asia, with its focus on capital-efficient products and fast payback periods, continues to deliver profitable, cash generative growth. IFRS long-term operating profit in Asia increased by 30 per cent in the period to £920 million (2011: £709 million1) and net cash remittances increased by 66 per cent to £341 million (2011: £206 million).

Our multi-channel distribution model is at the heart of our success and we have continued to grow and strengthen our distribution further in 2012. In both the agency and the bank channels - bancassurance - the returns comfortably cover the cost of capital, so we have a strong appetite for growth in both. These channels grew their respective contribution to new business profit at similar rates in 2012. Agency is the largest channel and we continue to increase both the scale and, importantly the quality and productivity of our agency force. In the bank channel, where we are the regional leader, our partnerships with Standard Chartered Bank (SCB) and United Overseas Bank (UOB), have seen considerable sales growth, up 42 per cent and 65 per cent respectively. Regular premium products make up the bulk of our new business - in excess of 90 per cent of total APE sales - with higher-margin protection products making up almost one-third of new business APE.

Our four largest markets - Indonesia, Hong Kong, Singapore and Malaysia - have made the most material contribution to the region's growth in recent years. In addition to our well known strength in these four markets, we are building our presence and distribution in other markets that have the potential to become material drivers of growth over the medium and long term. Two such markets are Thailand and the Philippines, which in aggregate grew new business profit by 93 per cent in 2012. In Thailand, a market with considerable and attractive growth potential, where we were historically underweight, our recently announced exclusive long-term bancassurance partnership with Thanachart, and the acquisition of Thanachart Life, fulfils our longstanding ambition to significantly increase our footprint in that country. In the Philippines, where we are a market leader, our business is now making good progress delivering strong and profitable growth. We believe this market has promising prospects due to its large population and the improved quality of its macroeconomic management,with its renewed emphasis on attracting foreign direct investment as well as the upgrading of the country's infrastructure. In January 2013, we started life insurance operations in Cambodia, our thirteenth market and entered into a partnership with ACLEDA Bank PLC, the largest retail and commercial bank in the country. This is the first deal of its kind in Cambodia, where we believe there are significant opportunities for growth as the market develops.

Overall, our geographic footprint, combined with the exceptional quality of our distribution and of our products, has enabled us to deliver another year of very strong performance in Asia. Our 13 million insurance customers, whom we serve well and profitably, represent only a small proportion of the long-term potential of this part of the world for our company.

Jackson National Life Insurance Company (Jackson)
The US is the world's largest retirement savings market, with large cohorts of the 78 million baby-boomers2 reaching retirement age each year, creating significant demand for retirement income products. Our strategy in the US is to take advantage of this profitable growth opportunity. We approach this with a long-term perspective, proactively managing sales through the economic cycle as our experience has shown us how important it is to put value ahead of volume in the variable annuity market. We take at all times a conservative approach to pricing, even when that means losing market share to other players, while hedging our financial risks and managing our balance sheet.

In 2012, Jackson delivered IFRS long-term operating profit of £964 million, up 48 per cent on the prior year (2011: £651 million3). This increase in profits is in part due to increased fee income from the significant net flows captured in the last few years, and in part due to the non-recurring in 2012 of an accelerated deferred acquisition cost amortisation charge of £190 million in 2011. In 2012, new business profit grew 7 per cent, with APE sales up 15 per cent as historically low interest rates continued to weigh on profits. The pricing actions taken during the year allowed Jackson to mitigate the negative impact of these interest rates.

There is always a degree of tactical management in the variable annuity market as sales are impacted by a number of factors, including but not limited to, equity market levels, interest rates and the actions of Jackson's competitors. During the second half of 2012, as equity markets recovered, we saw stronger sales growth in variable annuities despite pricing actions taken earlier in the year to mitigate the impact of lower investment returns as bond yields remained low. Therefore, in November and December, Jackson worked closely with distributors to proactively manage volumes and to ensure that the level of sales for 2012 would remain within the Group's quantitative risk appetite.

1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements
2 Source: US Census Bureau
3 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements

We will continue toproactively balance value, volume, capital and balance sheet strength in this market.

In March 2012 we launched Elite Access, a variable annuity without guarantees, which offers access to alternative investments. It taps into an unmet demand from customers and has been particularly well received by distributors. The launch of Elite Access helps Jackson to continue growing within the Group's risk appetite for products with guarantees. The acquisition of REALIC, a traditional US life business, has helped to diversify Jackson's earnings and make the business more resilient.

In the context of industry debates about the advantages and disadvantages of various accounting methods, we believe that cash generation is ultimately a very tangible metric of the quality and value of a strategy. Therefore we set Jackson a net cash remittance objective for 2013 which, following the acquisition of REALIC, was increased from £200 million to £260 million. In 2012, Jackson delivered net cash remittances of £249 million in the year (2011: £322 million including an exceptional release of surplus) and is on track to meet this objective.

Prudential UK & Europe
In the UK, Prudential has adopted a focused strategy and competes selectively to help Britain's ageing population convert their accumulated wealth into retirement income. We have a clear focus on writing profitable new business while generating cash sustainably and preserving our capital. We concentrate on areas in which we have a clear competitive advantage, namely individual annuities and with-profits products, where we continue to be market leaders.

Over the last decade, Prudential has been widely recognised as the UK's leading with-profits manager. Our long-term approach to the management of the with-profits fund has continued to benefit customers during 2012 as it helps to provide protection from the full impact of volatile market conditions. The fund has consistently out performed the FTSE All-Share Index. Over the last 15 years, the fund has delivered a cumulative investment return of 184.3 per cent on investments covering policyholder liabilities. This compares favourably with the FTSE All-Share Index total return of 106.5 per cent over the same period. Total bonus payments are expected to top £2 billion in 2013 and our policyholders will typically see year-on-year increases of between 3.5 per cent and 6.5 per cent in accumulating with-profits policy values. Since 2003 an estimated £22 billion has been added to policy values. Our UK business is also one of the largest providers of annuities in the UK and in 2012 paid out £2.9 billion in income to UK annuitants.

Our performance in 2012 has been strong in a difficult market, which has been impacted by significant UK and EU regulatory change. This includes the implementation of the Retail Distribution Review (RDR), auto-enrolment for company pension schemes and Gender Neutral Pricing.

Our UK business has demonstrated resilience as it continues to benefit from its focus on its core products, with-profits and individual annuities, with sales of both increasing by more than 30 per cent. We achieve internal rates of return that are commensurate with other parts of the business. New business profit increased 20 per cent to £313 million (2011: £260 million) and IFRS long-term operating profit grew 3 per cent to £703 million (2011: £683 million). We completed two selective bulk annuity deals that contributed to this figure.

Where we see opportunities for future profitable growth we will seek to capitalise on them but only if they meet our payback criteria. In 2013 we have commenced sales operations in Poland, one of Europe's fastest-growing economies, which has an expanding middle class and high savings rates.

We continue to assess the impact of the RDR, which was implemented on 31 December 2012 and the resulting changes to distributors' business models. This is likely to lead to some short-term dislocation in the market as consumers and distributors adjust to the new sales environment. We expect this transition phase to dampen our sales of investment bonds in 2013, compared to the high sales in 2012. We are confident that the strength of our brand combined with our investment capabilities, financial strength and experience will ensure that we remain well placed to provide customers with dependable retirement income. We believe that with-profits products will continue to be popular with customers seeking competitive long-term real investment returns.

Net cash remittances were £313 million, up 5 per cent (2011: £297 million). Our inherited estate, which is estimated at £7.0 billion (31 December 2011: £6.1 billion), is a key source of capital strength.

Asset management
Our asset management business, M&G, has continued to focus on delivering superior investment performance for our customers while maximising the strength of its distribution capabilities. It has pursued business diversification across both geographies and asset classes. Its retail funds are now registered for sale in 20 jurisdictions, with offices in 15 countries. During 2012, the business has seen record net sales, funds under management and IFRS operating profit. The growth in sales has been driven by M&G's business in Continental Europe as investor risk appetite returned.

M&G continued to attract significant new asset flows during the recent years of global market volatility, testament to the strength of its reputation and focus on investment performance. It has seen record total retail and institutional net inflows of £16.9 billion in 2012, significantly higher than 2011 and the previous high of £13.5 billion in 2009.

Total net sales in the UK were lower than 2011, reflecting the maturity of the UK business and management decisions to slow the inflow of new money into two market-leading UK corporate bond funds to safeguard investment performance. We expect these trends to persist in 2013. Despite the deliberate slowing of sales in the UK, M&G was the UK's top-selling investment management house in 2012 and has ranked number one for both net and gross fund sales for an unprecedented four consecutive calendar years. Net fund sales in Continental Europe have increased, generating a record £5.2 billion of net sales in 2012. Assets sourced from outside the UK account for 29 per cent of total retail funds under management, up from 25 per cent in 2011.

Underlying profits for the full year rose by 14 per cent to a new record level of £298 million. Following the addition of performance-related fees and profit from our associate investment in South Africa, total operating profit for 2012 was £320 million. M&G's funds under management also grew to a record £228 billion (2011: £201 billion).

Looking ahead, the diversification of our business by asset class and geography positions us well to manage the expected shifts in consumer asset allocation going forward.

Eastspring Investments, our rebranded Asia asset management business, increased funds under management to £58.1 billion, up 16 per cent (2011: £50.3 billion). IFRS operating profit was marginally lower, reflecting a change in product mix towards bond funds that attract lower fees. Also costs were higher as we continued to invest in people and infrastructure, as we build out our offshore capabilities following the launch of the new brand. This included opening a US distribution office, starting an operation in Indonesia and launching new funds in Taiwan, China and India.

Capital and risk management
We take a disciplined approach to capital management and continue to take action to ensure our capital works efficiently and effectively for the Group. Using the regulatory measure of the Insurance Groups Directive, our Group capital surplus position at 31 December 2012 was estimated at £5.1 billion (31 December 2011: £4.0 billion), before allowing for the final dividend. The Group's required capital cover was 3 times. The structure of the Group and the approach we have taken to managing our risks, with a sizeable credit reserve in the UK annuity book, a strong inherited estate in UK with-profits and the relatively low risk nature of our asset management and Asian operations, together with a high level of IGD surplus means we have positioned ourselves well for future regulatory developments and stresses to our business.

There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that is more risk based. Solvency II may provide such a framework but we now know that it will not be implemented before 31 December 2015. In common with other insurers we have been working with regulators to ensure that the current capital regime remains robust while we wait for the implementation of Solvency II.

In early March 2013, we agreed with the FSA to revise the calculation of the contribution Jackson makes to the Group's IGD surplus. We consider the revised basis to be an improvement as it is more closely aligned to the one we use to assess and report free surplus. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with economic reality. The revised IGD surplus calculation has no impact on the way that the US business is managed or regulated locally. On this revised basis, the IGD surplus at 28 February 2013 is estimated at £4.4 billion1, before allowing for the final dividend, equivalent to a capital cover of 2.5 times.

Uncertainty about the final Solvency II outcome remains. We will continue to evaluate our options, including consideration of the Group's domicile, in the event that the final outcome is negative and potentially impacts our ability to deliver value to our customers and shareholders. We welcome the decision by the UK Financial Services Authority to strengthen the existing Individual Capital Adequacy Standards (ICAS) regime in the absence of the implementation of Solvency II.

Dividend
The Board has decided to rebase the full year dividend upwards by 4 pence, reflecting the strong progress made in both the earnings and free surplus generation of the business and in the delivery of our financial objectives. In line with this, the directors recommend a final dividend of 20.79 pence per share (2011: 17.24 pence), which brings the total dividend for the year to 29.19 pence (2011: 25.19 pence), representing an increase of 15.9 per cent over 2011.

The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Outlook
In 2012, we have delivered a strong performance. In spite of tough macroeconomic conditions and the negative effect of persistently low long-term interest rates, our Group has achieved significant and profitable growth and produced increased levels of cash, which allowed us to provide our shareholders with a growing dividend.

Our strategy and operating principles remain clear and unchanged. Asia is the key driver of sustainable and profitable growth, building on the significant opportunity that the emergence of the growing and increasingly wealthy middle class in this region represents. Our best opportunities lie in South-east Asia, where the depth and breadth of Prudential's franchise is a source of strength.

1 The estimated position at 28 February 2013 allows for economic conditions and surplus generation since 31 December 2012. It is stated before the final dividend and the effect of the Thanachart acquisition and after allowing for a reduction in Jackson's contribution to IGD surplus of £1.3 billion

Our business units in the US and in the UK will continue to focus on delivering strong earnings and cash. We will achieve this by continuing to execute with discipline, by maintaining a robust balance sheet and with proactive risk management.
Our Group is set to continue to provide a distinctive combination of profitable growth and cash by meeting the needs of our customers across the world. Our confidence is reflected in the decision to rebase the dividend upwards, the second time in three years, as we remain focused on creating long-term, sustainable value for our shareholders.

Financial highlights

Life APE new business sales, profits and investment in new business

	2012			2011			Change
	Sales (APE)	NBP(i)	Free surplus invested in new business	Sales (APE)	NBP(i)	Free surplus invested in new business	Sales (APE) change	NBP change	Free surplus invest-ment change
	£m	£m	£m	£m	£m	£m	%	%	%
Asia	1,897	1,266	292	1,660	1,076	297	14	18	(2)
US	1,462	873	281	1,275	815	202	15	7	39
UK	836	313	45	746	260	54	12	20	(17)
Total Group	4,195	2,452	618	3,681	2,151	553	14	14	12
(i) New Business Profit (NBP)

IRRs and payback periods

	2012			2011
	NBP		Payback	NBP		Payback
	margin	IRR(ii)	period	margin	IRR(ii)	period
	%	%	(years)%		%	(years)
Asia	67	>20	3	65	>20	3
US	60	>20	2	64	>20	1
UK	37	>20	3	35	>20	4
Total Group	58	>20	2	58	>20	2
(ii) IRR = Internal Rate of Return

Shareholder-backed policyholder liabilities and net liability flows

	2012		2011		Change
	Shareholder-backed		Shareholder-backed		Shareholder-backed
	Policyholder liabilities	Net liability flows(iii)	Policyholder liabilities	Net liability flows(iii)	Policyholder liabilities	Net liability flows
	£m	£m	£m	£m	%	%
Asia	21,213	1,982	18,269	1,839	16	8
US	92,261	9,597	69,189	7,824	33	23
UK	49,505	(1,129)	46,048	(657)	8	(72)
Total Group	162,979	10,450	133,506	9,006	22	16
(iii) Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders, maturities and deaths.

Asset management net inflows, profitability and external funds under management
	Net in-flows			IFRS operating profit			External funds under management
	2012	2011	Change	2012	2011	Change	2012	2011	Change
	£m	£m	%	£m	£m	%	£m	£m	%
M&G(iv)	16,881	4,385	285	371	357	4	111,868	91,948	22

Total asset management	18,281	4,506	306	485	461	5	133,502	111,169	20
Total asset management (ex MMF)(v)	18,507	5,018	269
(iv) 2012 includes M&G's 49.99 per cent proportionate share in the metrics above of PPM South Africa after the divestment transaction. 100 per cent of these metrics were included in 2011.
(v) Excludes Asia Money Market Fund (MMF) net out flows of £226 million (2011: net outflows £512 million).

Operating profit based on longer-term investment returns - IFRS(vi)

	2012		2011		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia (vii)	920	995	709	789	30	26
US(viii)	964	1,003	651	675	48	49
UK	703	1,107	683	1,080	3	3
Other income and expenditure	(7)	(572)	(5)	(517)	(40)	(11)
Total Group	2,580	2,533	2,038	2,027	27	25
(vi) Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements.
(vii) 2012 operating profit includes one-off gain of £51 million arising on sale of Group's interest in China Life Insurance Company of Taiwan.
(viii) 2011 included accelerated deferred acquisition costs (DAC) amortisation of £190 million which has not recurred.

Operating profit based on longer-term investment returns - EEV

	2012		2011		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia	1,960	2,035	1,764	1,844	11	10
US	1,610	1,649	1,431	1,455	13	13
UK	866	1,270	853	1,250	2	2
Other income and expenditure	(7)	(633)	(5)	(571)	(40)	(11)
Total Group	4,429	4,321	4,043	3,978	10	9

Basic earnings per share - based on operating profit after tax and non-controlling interest

	2012	2011	Change%
IFRS(ix)	76.8 p	62.8 p	22
EEV	125.0 p	115.7 p	8
(ix) Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements.

Underlying free surplus generated (x)
	2012		2011		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia	479	537	410	472	17	14
US	755	773	748	764	1	1
UK	462	772	449	747	3	3
Total Group	1,696	2,082	1,607	1,983	6	5
(x) Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations.

Cash remitted by the business units to the Group

	2012		2011		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia (xi)	384	341	239	206	61	66
US	249	249	322	322	(23)	(23)
UK	288	610	268	577	7	6
Total Group	921	1,200	829	1,105	11	9
(xi) Remittances from Asia in 2012 include net remittance of £27 million, representing cash from sale of Group's holding in China Life Insurance Company in Taiwan offset by repayment of funding contingent on future profits of the Hong Kong life insurance operations.

Cash and capital
	2012	2011	Change%
Dividend per share relating to the reporting period	29.19 p	25.19 p	15.9
Holding company cash and short-term investments	£1,380m	£1,200m	15
IGD capital surplus before final dividend(xii) (xiii)	£5.1bn	£4.0bn	28
(xii) Estimated.
(xiii) From March 2013 the basis of calculating Jackson's contribution to the Group's IGD surplus will change, further detail can be found in the 'Capital position, financing and liquidity' section of the Chief Financial Officer's Overview.

Group shareholders' funds (including goodwill attributable to shareholders)
	2012	2011	Change
	£	£	%
IFRS(xiv)	10.4 bn	8.6 bn	21
EEV	22.4 bn	19.6 bn	14
(xiv) Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements.
	2012	2011
	%	%
Return on IFRS shareholders' funds(xv)	23	21
Return on embedded value (xvi)	16	16
(xv) IFRS operating profit after tax and non-controlling interests as percentage of opening IFRS shareholders' funds. Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements.

(xvi) EEV operating profit after tax and non-controlling interests as percentage of opening EEV shareholders' funds.

	2012	2011	Change%
EEV shareholders' funds per share (including goodwill attributable to shareholders)	878 p	771 p	14
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)	820 p	713 p	15

Chief Financial Officer's Overview

Our guiding operating principle is simple - drive the creation of sustainable shareholder value while operating within a conservative risk management framework. Over the last four years, through a combination of disciplined execution and prudent management of our balance sheet risks, Prudential has delivered profitable growth and enhanced its capital flexibility, despite the challenging market environment. 2012 has seen Prudential continue to build on the positive momentum of recent years, with a strong financial performance that included two of our 2013 'Growth and Cash' financial objectives being exceeded and continued progress towards the rest. This performance reflects good contributions across our key financial measures from each of our business operations, despite the challenge of low long-term interest rates and weak growth in the global economy. It is particularly pleasing to note that Asia became the largest contributor of cash to the Group in 2012, remitting over £300 million for the first time in its history and exceeding its 2013 cash objective. With IFRS operating profit, after development expenses, of £988 million in 2012, Asia has also exceeded its 2013 IFRS operating profit objective.

EEV new business profit ('new business profit'), our primary growth measure, increased by 14 per cent to £2,452 million (2011: £2,151 million), IFRS operating profit based on longer-term investment returns ('IFRS operating profit') increased by 25 per cent to £2,533 million (2011: £2,027 million)1 and net cash remitted from the business units to the Group increased by 9 per cent to £1,200 million (2011: £1,105 million). As these results demonstrate, the quality of our businesses across Asia, the US and the UK, combined with the strength of our balance sheet and financial discipline, underpins the Group's ability to deliver both growth and cash in the face of continued macroeconomic headwinds.

Profitability
Over the last few years, our success has been founded on attracting new customers and on retaining those who have chosen Prudential for their saving and protection needs. We operate in markets where consumer demand for the products that we provide is strong and we have achieved success by providing both value and service to our customers while generating attractive returns for shareholders. In 2012 this approach produced £10.5 billion of life business net inflows on shareholder-backed business, which together with investment related and other movements, drove an increase in the overall size of our life insurance book of business by 22 per cent to £163 billion (2011: £133.5 billion). At the same time, our combined asset management operations attracted £18.3 billion of retail and institutional net flows, surpassing the previous highs in 2009 and 2010, driving an increase in the third party managed funds by 20 per cent to £133 billion (2011: £111 billion). By attracting, retaining and growing our customers' savings and our obligations towards them, we are able to generate higher revenues, which in 2012 have once again increased at a faster rate than our expenses, culminating in greater overall profits.

Group IFRS operating profit increased by 25 per cent in 2012 to £2,533 million (2011: £2,027 million)1, driven by strong growth in total contributions2 from Asia and the US, which were up 26 per cent and 49 per cent respectively. Group EEV operating profit based on longer-term investment returns ('EEV operating profit') increased by 9 per cent to £4,321 million (2011: £3,978 million), with growth in all regions. Non-UK operations now account for a larger proportion of both total IFRS and EEV operating profit than ever before, while the contribution to these metrics from each business operation and each earnings source remains well balanced, preserving both the quality and the resilience of the Group's earnings.

Our Asia long-term business has continued to build on the progress of recent years, with IFRS operating profit of £920 million (2011: £709 million)1 up 30 per cent. This strong performance has been driven by the increase in the size of the in-force portfolio including the growth of our health and protection business. Our largest markets of Indonesia, Hong Kong, Singapore and Malaysia continue to generate good levels of growth, with IFRS operating profit up 22 per cent collectively. Asia's long-term EEV operating profit grew by 11 per cent in 2012 to £1,960 million (2011: £1,764 million), with progress on this measure impacted by lower expected returns as a result of the fall in interest rates during the year.

In the US, long-term business IFRS operating profit was up 48 per cent in 2012 to £964 million (2011: £651 million)1, which includes a contribution of £67 million from REALIC, following its acquisition in September 2012. The remaining increase primarily reflects higher fee income generated by growth in the separate account assets, as well as the expected non-recurring impact of accelerated deferred acquisition cost (DAC) amortisation of £190 million in 2011. This has been partially offset by the adverse effect on spread income of lower bond yields. Fee income increased by 29 per cent to £875 million in 2012 (2011: £680 million), as a result of growth in separate account asset balances which stood at £49 billion at 31 December 2012 (31 December 2011: £38 billion), together with higher average fee levels. Spread income (including the expected return on shareholders' assets) was £757 million in 2012 (2011: £813 million), with lower yields reducing the average spread margin that we earned on general account liabilities from 258 basis points in 2011 to 239 basis points in 2012 as expected. Jackson's long-term EEV operating profit increased by 13 per cent to £1,610 million (2011: £1,431 million) primarily due to improved new business profits and higher opening value of in-force business following recent growth in the portfolio. We are pleased with the acquisition of REALIC as it presents a financially attractive deal, generating seasoned insurance income, immediate earnings accretion and a gain on EEV shareholders' funds of £453 million.

1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements
2 Operating profit from long-term and asset management business

UK long-term business IFRS operating profit was 3 per cent higher at £703 million (2011: £683 million) including £431 million from the shareholder-backed business. The strength of the with-profits fund, which currently has a surplus estate of £7.0 billion, offers strong policyholder protection and assists in generating positive returns for both policyholders and shareholders. EEV long-term operating earnings increased by 2 per cent in 2012 to £866 million (2011: £853 million), representing higher new business profits offset by the impact of lower interest rates on the recognition of in-force profits.

Our asset management businesses generated IFRS operating profit of £485 million in 2012 (2011: £461 million), with M&G's contribution higher at £371 million (including Prudential Capital). M&G continues to benefit from the delivery of strong inflows, with underlying profits (excluding performance related payments and earnings from associates) up 14 per cent in 2012. This progress reflects higher revenues, up 10 per cent in 2012, as the scale and proportion of external funds continues to grow, and improvements in the cost-income ratio, to 59 per cent in 2012 (2011: 61 per cent). IFRS operating profit from Eastspring Investments of £75 million (2011: £80 million) was impacted by lower average margins on funds under management following a consumer-led shift in business mix away from equities to fixed income funds, as well as increased costs as the business continues to invest in growth opportunities. This included the opening of its first US office, in Chicago, in June 2012 and starting operations in Indonesia.

Capital generation
We continue to promote disciplined use of our capital resources across the Group, and focus on allocating capital to the growth opportunities that offer the most attractive returns with the shortest payback periods. We have taken several important steps over the last few years to improve the efficiency and effectiveness of the capital allocation process, which has improved not only our returns on capital invested but also our overall financial flexibility. In 2012 we have continued to produce significant amounts of free capital, which we measure as free surplus generated.

In 2012, we generated £2,700 million of underlying free surplus (before reinvestment in new business) from our life in-force and asset management businesses. This is 6 per cent higher than the £2,536 million generated in 2011, reflecting increases from Asia and the US. We reinvested £618 million of the free surplus generated in the period into writing new business (2011: £553 million).

Asia continues to be our preferred destination for new capital and accounted for £292 million of this reinvestment (2011: £297 million), falling despite the growth in new business as we continue to focus on more capital efficient products. We have not sought to invest in spread-based products in the region that carry more onerous capital charges and produce insufficient returns. In the US, new business investment has increased to £281 million from £202 million in 2011, which primarily reflects the higher level of new business written, changes in business mix, and the impact on regulatory reserving requirements for new business from the low interest rate environment. In the UK, our capital efficient product focus on annuities and with-profits bonds means we invested just £45 million, yet delivered more new business profit. The IRRs on invested capital were more than 20 per cent in Asia, the US, and the UK; with payback periods of three years, two years and three years respectively.

Of the remaining free surplus generated after reinvestment in new business, £1,200 million was remitted from the business units to Group. This cash was used to meet central costs of £205 million, service net interest payments of £278 million and meet dividend payments of £655 million. The total free surplus balance deployed across our life and asset management operations at the end of the year was £3,689 million (2011: £3,421 million).

'Growth and Cash' financial objectives
The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Prudential's actual future financial condition or performance or other indicated results may differ materially from those indicated in any such forward-looking statement due to a number of important factors (including those discussed under the heading 'Risk factors' in this document). See the discussion under the heading 'Forward-looking statements' at the front of this document.

At our 2010 investor conference entitled 'Growth and Cash' we announced new financial objectives demonstrating our confidence in continued rapid growth in Asia, and increasing levels of cash remittances from all of our businesses. These objectives have been defined as follows:

(i)   Asia growth and profitability objectives1:
To double the 2009 value of IFRS life and asset management pre-tax operating profit in 2013 (2009: £465 million); and
To double the 2009 value of new business profits in 2013 (2009: £713 million).

(ii)  Business unit cash remittance objectives1:
Asia to deliver £300 million of net cash remittance to the Group in 2013 (2009: £40 million);
Jackson to deliver £260 million2 of net cash remittance to the Group in 2013 (2009: £39 million); and
UK to deliver £350 million of net cash remittance to the Group in 2013 (2009: £284 million3).

(iii) Cumulative net cash remittances1:

  All business units in aggregate to deliver cumulative net cash remittances of at least £3.8 billion over the period 2010 to end-2013. These net remittances are to be underpinned by a targeted level of cumulative underlying free surplus generation of £6.5 billion over the same period.

1 The objectives assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half-year ended 30 June 2010. They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II, which remains uncertain.
2 The net remittance objective for Jackson was increased from £200 million to £260 million to reflect the positive impact of the acquisition of REALIC.
3 Representing the underlying remittances excluding the £150 million impact of proactive financing techniques used to bring forward cash emergence of the in-force book during the financial crisis.

As mentioned in the Group Chief Executive's Report we remain focused on these objectives and have continued to make progress towards them. In 2012 we have exceeded our 2013 IFRS operating profit and net remittance objectives for Asia and we are on track to achieve the rest. We set out below in more detail our progress towards these objectives based on our results for 2012.

Asia profitability objectives

		Actual (as originally reported)					Objective
	2009	2010	2011	2012	Change (over 2011)	Change (since 2009)	2013
	£m	£m	£m	£m	%	%	£m
Value of new business	713	901	1,076	1,266	18	78	1,426
IFRS operating profit1	465	604	784	988	26	112	930

Business unit net cash remittance objectives
		Actual					Objective
	2009	2010	2011	2012			2013
	£m	£m	£m	£m			£m
Asia2	40	233	206	341			300
Jackson3	39	80	322	249			260	4
UK5	434	420	297	313			350
M&G6	175	202	280	297
	688	935	1,105	1,200

Objectives for cumulative period 1 January 2010 to 31 December 2013
						Actual	Objective		Percentage achieved
						1 Jan 2010 to 31 Dec 2012	1 Jan 2010 to 31 Dec 2013		At 31 Dec 2012
						£m	£m		%
Cumulative net cash remittances from 2010 onwards						3,240	3,800		85%
Cumulative underlying group free surplus generation (which is net of investment in new business)						5,779	6,500		89%

1 Total Asia operating profit from long-term business and Eastspring Investments after development costs. 2012 operating profit includes a one-off gain of £51 million arising on sale of Group's interest in China Life Insurance Company of Taiwan. The comparatives represent results as reported in the respective periods and excludes adjustment for altered US GAAP requirements for deferred acquisition costs as described in note B to the IFRS financial statements.
2 Remittances from Asia in 2012 include net remittance of £27 million, representing cash from sale of Group's holding in China Life Insurance Company in Taiwan offset by repayment of funding contingent on future profits of the Hong Kong life insurance operations. 2010 remittances included a one-off remittance of £130 million, representing the accumulation of historic distributable reserves.
3 Net remittances from Jackson in 2011 include releases of excess surplus to Group.
4 The net remittance objective for Jackson was increased from £200 million to £260 million to reflect the positive impact of the acquisition of REALIC
5 In 2009, the net remittances from the UK included the £150 million arising from the pro-active financing techniques used to bring forward cash emergence of the in-force book during the financial crisis. The 2010 net remittances included an amount of £120 million representing the releases of surplus and net financing payments.
6 Including Prudential Capital.

In 2012 cash remitted to the Group increased by 9 per cent to £1,200 million (2011: £1,105 million), with considerable amounts of cash remitted from all our business operations highlighting the improved balance of contributions from across the Group. Asia's remittances increased 66 per cent to £341 million (2011: £206 million), demonstrating its transition into a highly cash generative business as a result of significant growth and its focus on health and protection products. Asia's 2012 cash remittance is ahead of its 2013 financial objective of £300 million.  We remain confident of further positive progress underpinned by strong cash generation from the in-force portfolio and continued growth in capital efficient new business.  The quality of Jackson's post-financial crisis expansion in variable annuities is evidenced by its cash remittance of £249 million while continuing to grow the business, and financing the acquisition of REALIC through its internal resources. The positive impact of this financially attractive acquisition will enable Jackson to increase its net remittance objective for Group from £200 million to £260 million in 2013 and beyond. The UK life operations have continued to make sizeable remittances at £313 million (2011: £297 million), supported by shareholder transfers from the with-profits fund and cash positive new annuity business. M&G (including Prudential Capital) delivered net remittances of £297 million (2011: £280 million), reflecting its relatively capital-light business model that facilitates a high dividend payout ratio from earnings.

Against the cumulative 2010 to 2013 net remittance objective of £3.8 billion, by 31 December 2012 over £3.2 billion has been remitted by business operations. We remain confident of achieving this target. Our confidence is underpinned by the strong underlying free surplus generation of our businesses which, by 31 December 2012, had generated a total of £5.8 billion against our 2010 to 2013 cumulative objective of £6.5 billion.

Capital position, financing and liquidity
Despite the challenging macroeconomic conditions, we continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and our comparatively low interest rate sensitivity.

The Group has maintained a strong capital position. At 31 December 2012, our IGD surplus before final dividend is estimated at £5.1 billion (31 December 2011: £4.0 billion), generating very strong coverage of 3 times the requirement.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. In particular, at 31 December 2012, the value of the estate of our UK with-profit funds is estimated at £7.0 billion (31 December 2011: £6.1 billion), while Jackson's Risk-Based Capital (RBC)1 ratio was 423 per cent at 31 December 2012, excluding the gains on interest rate swaps under permitted practice, which if included would increase the RBC ratio to 478 per cent.

Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the period, at 31 December 2012 we have maintained our credit default reserves at £2.1 billion, representing 40 per cent of the portfolio spread over swaps, compared with 33 per cent at 31 December 2011.

The delays in finalising the implementation measures for Solvency II prolongs the uncertainty of the effective date of the capital adequacy regime, a major overhaul for European insurers. We are supportive in principle of the development of a more risk-based approach to capital, but we have concerns as to the potential consequences of some aspects of the Solvency II regime under consideration. With the continued delays to policy development, the final outcome of Solvency II remains uncertain. Despite this uncertainty we remain focused on preparing for implementation of the new regime.

In March 2013, we have agreed with the FSA to revise the calculation of the contribution Jackson makes to the Group's IGD surplus. Until now the contribution of Jackson to the reported IGD surplus was based on an intervention level set at 75 per cent of US Risk Based Capital Company Action Level (CAL).  Going forward the contribution of Jackson to IGD surplus will equal the surplus in excess of 250 per cent of CAL. This is more in line with the level at which we currently report free surplus, which we have set at 235 per cent of CAL. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with economic reality. The change has no impact on the way that the US business is managed or regulated locally. For consistency we also intend to align our free surplus calibration to 250 per cent of CAL going forward.

On the new basis, the IGD surplus at 28 February 2013 is estimated at £4.4 billion2  (equivalent to a capital cover of 2.5 times), which includes the proceeds of £0.4 billion of subordinated debt, raised in January 2013 and is after deducting £1.3 billion in respect of the Jackson change from 75 per cent to 250 per cent of CAL. The intended change to free surplus will have a negligible effect on EEV and is estimated to reduce total free surplus by around £100 million.

Our financing and liquidity position remained strong throughout the period. The issue of US$700 million (£0.4 billion) of subordinated debt (perpetual tier 1 notes) in January 2013 further supports the financial flexibility of the Group, while taking advantage of very favourable market conditions. Our central cash resources amounted to £1.4 billion at 31 December 2012, up from £1.2 billion at 31 December 2011, and we retain a further £2.1 billion of untapped committed liquidity facilities.

Shareholders' funds
During 2012, investment markets continued to experience considerable volatility with positive movements in global equity market indices only towards the end of the year and further falls in long-term interest rates in the US, the UK and a number of Asian countries, most notably Hong Kong and Singapore. Despite these effects, the Group's EEV shareholders' funds increased by 14 per cent during 2012 to £22.4 billion (31 December 2011: £19.6 billion). On a per share basis EEV at the end of 31 December 2012 stood at 878 pence, up from 771 pence at 31 December 2011. IFRS shareholders' funds were 21 per cent higher at £10.4 billion (31 December 2011: £8.6 billion)3.

The increases in shareholders' funds on both reporting bases are the result of the Group's strong operating performance, while our balance sheet continues to benefit from both the quality of the asset portfolio and the effectiveness of our proactive approach to risk management.

Summary
The financial progress we have reported in 2012 demonstrates the Group's resilience to the challenges faced by the global economy. By maintaining our bias in favour of less volatile types of income, such as insurance and fee and by diversifying our products set and distribution platforms, we have continued to improve both the quality and the balance of our earnings. Our disciplined approach to value creation and focus on cash generation, combined with a robust capital position and a conservative risk management stance, provides us with a strong foundation for the future.

1 The National Association of Insurance Commissioners designed the Risk-Based Capital (RBC) formula as an early warning tool for State regulators to identify potentially inadequately capitalised companies for purposes of initiating regulatory action. The RBC ratio, being the ratio of available capital to regulatory capital, is based on the highest level of capital requirement at which remedial action may be initiated, the Company Action Level (CAL).
2 The estimated position at 28 February 2013 allows for economic conditions and surplus generation since 31 December 2012 and is stated before the final dividend and the effect of the Thanachart acquisition, and after allowing for a reduction in Jackson's contribution to IGD surplus of £1.3 billion.
3 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements

Business Unit Review

Insurance operations

Asia operations

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
APE sales	1,897	1,660	14	1,642	16
New Business Profit	1,266	1,076	18	1,065	19
Total IFRS operating profitnotes (i)(ii)	920	709	30	697	32
Total EEV operating profitnote (i)	1,960	1,764	11	1,747	12

Notes
(i) Operating profit from long-term operations excluding Eastspring Investments, development costs and Asia regional head office costs.
(ii) Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements.

Market overview
Asia's rapidly growing middle classes remain a key growth driver for the retail financial services sector, particularly life insurance with an emphasis on protection. Research has shown that as the middle class becomes more established the proportion of income they allocate to financial planning increases from 5 per cent to around 12 per cent1. The manifestation of this demand varies significantly across the region, reflecting the various stages of development in each individual market, together with their distinct regulatory and competitive environments, cultural differences and customer preferences. However, across all markets there is increasing recognition among governments and regulators of the social utility of a vibrant private sector life insurance market that provides financial security to families, efficiently channels long-term savings into financial markets and generates employment opportunities within the industry.

During 2012 Asia's average economic growth rates, although they remained well above the global average, continued to moderate following the post crisis high seen in 2010. This is to some degree a consequence of the weakness of the economies of North America and Europe. While domestic factors were a significant influence in India and China as policymakers grapple with sensitive political situations and economic imbalances, the resilience of many other economies in the region, particularly in South-east Asia, was highlighted by upward revisions to IMF growth forecasts in the second half of the year.  Hong Kong's economic growth  accelerated during the fourth quarter last year and looks set to have an improved year in 2013 and the Singaporean Government  has said that the outlook for its economy is cautiously positive as it also had a better than expected fourth quarter. However,  the strongest performing regional economies were led by Indonesia, Malaysia, the Philippines and Thailand where growth is increasingly driven by the expansion of domestic demand and is less reliant on exports.

Face to face sales, typically through an agent, remains the dominant distribution channel throughout the Asia region and the expertise needed to build and manage agency represents a significant barrier for new entrants. Bancassurance has been growing at a faster rate than agency in recent years from a lower base.

As the life insurance industry continues to grow, so the regulatory environment continues to evolve. Regulators are encouraging insurers to strengthen their risk and solvency management processes and to improve their sales processes to ensure that customers receive good quality advice and buy products suitable to their needs. Most international insurers operating in the region are supportive of these trends and generally aim to operate above current local regulatory standards. The recent recommendations of the Monetary Authority of Singapore's FAIR Panel are indicative of the kind of regulatory efforts under way in the region to improve the overall standard of agency distribution in insurance.

We believe the Asian life insurance markets remain a highly compelling opportunity for delivering profitable growth over the long-term with South-east Asia, including Hong Kong, currently offering the most attractive market dynamics for insurance providers, with increasing opportunities to provide financial security to the new middle class whose expectations now go beyond basic subsistence to protecting and improving their personal finances over the long-term.

Business performance
Prudential's strategy in Asia is well established and continues to be highly effective. The customer is at the heart of our strategy and Asian customers find our offering of regular premium savings and protection products distributed principally through high quality face to face distribution channels particularly attractive. The quality of our brand, our products, and of our distribution allows us to translate our sales in to strong returns to our shareholders.

Building and strengthening Prudential's multichannel distribution capabilities is a constant objective for us. Tied-agency remains a highly effective and efficient distribution channel in Asia and Prudential has one of the region's largest agency forces. We focus both on the size and the productivity of our agency force. Agency activity is a key indicator of quality and performance; during 2012 Prudential's average active agency manpower rate increased by 14 per cent (excluding India). In our sweet-spot of South-east Asia, the increase in active agency manpower of 15 per cent contributed significantly to a 19 per cent increase in new business profit in the agency channel.

Bancassurance has been growing rapidly in the region in recent years and Prudential remains a regional leader in this channel with APE growth of 29 per cent, led by highly productive relationships including SCB, where APE sales were up 42 per cent this year and UOB, where APE sales grew at an even faster rate of 65 per cent year on year.

1 HSBC Global Research

In November Prudential announced a new and strategically significant, exclusive long-term partnership with Thailand's Thanachart Bank as part of a deal that will see Thanachart Life merged with our existing life operation in the country immediately doubling our market share. The deal is expected to complete during the first half of 2013.

It is part of our strategy to focus on regular premium products which allow our customers to invest over the long term and smooth the impact of timing on their investment returns. We aim to make most of our sales as regular premiums and in 2012, the proportion of regular premium in our APE sales was in excess of 90 per cent, which ensures the profitability and resilience of our growing in-force book. Although single premium products can provide appropriate opportunities for customers with lump sums, we believe that regular premium policies with protection riders best meet the majority of our customers' needs. In 2012, 32 per cent of our new business APE was related to protection, up 2 percentage points over prior year. Given the recent volatility in the financial markets, we have seen a shift towards non linked products; the proportion of linked products in the new business APE mix declined to 29 per cent compared to 32 per cent for 2011.

Managing the in-force book is always a high priority as this ensures that the shareholder value that we expect to capture over the life of the product, does emerge over time as distributable shareholder profits. For 2012 we reported small net positive experience and assumptions change of £95 million up from £75 million in 2011.

On 2 July we announced that Prudential has received in-principle approval from Cambodia's Ministry of Economy and Finance to establish a wholly foreign-owned life insurance operation in the country. Although the Cambodian economy is relatively small at present, it has delivered strong GDP growth over the past 10 years and we believe this presents excellent opportunities to develop the life insurance industry in the coming years. The business sold its first policies in January 2013.

In addition to providing value directly to our customers through our products and services, we aim to provide wider benefits to the community where we operate. Therefore, Prudential supports a range of corporate social responsibility activities across Asia, with a focus on providing disaster relief, promoting financial literacy and benefiting children. During 2012, Prudential extended its highly successful children's financial literacy programme, 'Cha-Ching', for example this has now been adopted in the Philippines as part of the school curriculum.

Financial performance
Prudential Asia has delivered in 2012 IFRS operating profit and cash remittance ahead of the 2013 objectives with strong operational performances enhanced by some non-recurring items. We remain on track to meet our third objective in the region of doubling the 2009 new business profit by 2013.

New business APE was £1,897 million, an increase of 14 per cent over prior year. During the second half of 2012 the reported growth rates did moderate as the economic climate became generally more challenging and specifically in Malaysia, Korea and Taiwan we deliberately and proactively slowed sales of lower margin products.

New business profit of £1,266 million grew at a faster rate than APE at 18 per cent. This reflects the positive impacts of product participation decisions as outlined above, proactive pricing actions to mitigate the adverse effects of low interest rates and a shift in country mix. Our agency and bank channels grew their respective contribution to new business profit at similar rates in 2012.

EEV operating profit from our in-force business of £694 million is in line with prior year as the impact of the significant increase in the unwind that comes from a larger in-force book and the net positive movement in the contribution to profits from assumption changes and experience variances was offset by the drag from lower discount rates.

Operating profit on an IFRS basis from Asia's life businesses, continues to grow strongly at £920 million, 30 per cent higher than in 2011. This includes £51 million of one-off profit from the sale of the Group's interest in China Life Insurance Company of Taiwan. Excluding this amount, IFRS operating profit was £869 million, 23 per cent higher than last year. This is principally driven by improved in-force profits, which grew by 18 per cent in the year, reflecting the increasing scale of the business.

During 2012, shareholder-backed business policyholder liabilities have increased by 16 per cent to £21.2 billion (31 December 2011: £18.3 billion), due to strong business flows of £2.0 billion (up 8 per cent on last year's equivalent amount of £1.8 billion) and higher bond and equity values.

Underlying free surplus generated by the in-force life business was 9 per cent higher at £771 million (2011: £707 million) reflecting the increasing scale of the business. Of this total, £292 million (2011: £297 million) was reinvested in new business at internal rates of return of over 20 per cent and average payback periods of three years. The overall cash generating capacity of the life business is clearly demonstrated by net remittances of £384 million to the Group during 2012.

Looking at individual countries:

China

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
APE sales (Prudential's 50 per cent share)	56	59	(5)	61	(8)

Market conditions in China during 2012 have been challenging as economic growth slowed and the country continued to adjust to a changing political environment.

CITIC-Prudential remains one of the leading foreign joint ventures in a market that remains dominated by domestic players. We do anticipate the market liberalising at some point in the future, however the timing of such an opening remains uncertain. In the meantime, we are focused on continuing to build a high quality, multichannel distribution organisation.

Prudential's 50 per cent share of sales for 2012 was £56 million, broadly in line with the prior year. During this year we continued to focus on agent recruitment and on promoting sales of regular premium business. Bancassurance, which accounts for nearly half of our total sales in China, has seen lower productivity from bank branches following the tightening of regulations that came into effect last year.

Hong Kong

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
APE sales	396	331	20	336	18

The Hong Kong economy continues to benefit from its close ties with mainland China and it remains a financial and logistics hub for the region beyond China, which ensures a continued and strong demand for our products.

Prudential Hong Kong delivered strong new business APE growth with an increase of 20 per cent over the prior year to £396 million. Prudential remains the only leading player in Hong Kong to have a material presence in both agency and bank distribution, enabling it to reach the widest range of customers. Both channels performed well in 2012.

India

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
APE sales (Prudential's 26 per cent share)	102	101	1	90	13

The Indian life insurance market has been going through a significant period of change, however there are signs it has begun to grow again following the regulator-driven refocus on savings and protection products, which came into effect in 2010. During the second half the economy faltered, impacted by domestic imbalances and a challenging political environment. Although we remain optimistic about the long-term potential of the market, we expect it will be sometime before private sector sales volumes return to pre-2010 levels.

Prudential's  joint venture with ICICI continues to be the leader in the private sector.

Indonesia

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
APE sales	446	363	23	343	30

The Indonesian economy continues to outperform and this is underpinned by the scale and resilience of its domestic demand. Indonesia has one of the region's largest populations and lowest rates of insurance penetration.

Prudential has a strong market leading position with over 60 per cent of the industry's registered tied-agents and has successfully been building its business outside of Jakarta; now around 45 per cent of APE is from outside the capital. New business APE growth of 23 per cent to £446 million has been primarily driven by the continued expansion of the agency force. Growth in the agency force is now being supplemented by the smaller but fast growing bancassurance channel which includes partnerships with UOB, BII, Citibank and Permata.

Korea

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
APE sales	95	101	(6)	101	(6)

In Korea the weak economic climate has resulted in a decline in demand for unit-linked products, with consumers opting instead for interest sensitive products. Against this backdrop, we have chosen to relinquish volume rather than compete for the low margin, capital-intensive guaranteed return segment of the market. Consequently, we have deliberately let our sales via banks and brokers decline. Our business has continued to focus on developing a high-quality proprietary distribution channel which saw active agents increase by 9 per cent in 2012.

Malaysia

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
APE sales	218	223	(2)	224	(3)

The latest statistics released by the Malaysian Life Insurance Association show that the industry grew by 2.2 per cent during 2012 in terms of weighted premiums relative to 2011 reflecting general concerns about the economic outlook.  Prudential remains the market leader in Malaysia with a highly productive agency force and growing bank distribution.

Our focus in 2012 on health and protection rather than lower margin, higher premium volume savings related top ups has boosted the mix of these products to around 60 per cent and improved our profitability, at the expense of top line growth. We have continued to expand in the Takaful sector where we remain market leader.

Singapore

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
APE sales	301	235	28	239	26

The Singapore market continues to perform strongly with the Life Insurance Association having announced that industry APE grew by 8 per cent during 2012 with regular premiums growing even more strongly at 18 per cent.

Prudential's APE was £301 million up 28 per cent on prior year.  Bancassurance was an important driver of growth where we now have a number of partners including UOB, SCB, Maybank and Singpost, enabling us to access a broad range of customers. Our agency channel continues to be one of Singapore's most productive and according to the latest available market statistics, we lead the market in terms of regular premium new business generated per agent1.

Taiwan

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
APE sales	156	148	5	149	5

Taiwan is mainly focused on bank distribution through our partnership with E.Sun Commercial Bank and SCB, supplemented by direct marketing and worksite marketing activities which are growing fast. APE was depressed by our decision not to compete in the market with products we consider to be uneconomic.

Others - Philippines, Thailand and Vietnam

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
APE sales	127	99	28	99	28

In Vietnam, we saw a very strong recovery during the fourth quarter with new business APE up 23 per cent over prior year, to deliver an overall 7 per cent increase for the year. In Thailand, we saw growth of 37 per cent driven by our bancassurance capabilities. The Philippines delivered growth of 50 per cent reflecting increased agency activity and the success of partnership distribution.

1 Source: Life Insurance Association of Singapore

US operations

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
APE sales	1,462	1,275	15	1,290	13
New Business Profit	873	815	7	825	6
Total IFRS operating profitnote (i)	964	651	48	659	46
Total EEV operating profit	1,610	1,431	13	1,448	11

Note
(i) Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements.

Market overview
The United States is the world's largest retirement savings market. Each year, many of the 78 million 'baby boomers' reach retirement age, which will trigger a shift from savings accumulation to retirement income generation for more than US$10 trillion of accumulated wealth over the next decade1. This demographic transition constitutes a significant opportunity for those companies that are able to provide the 'baby-boomers' with long-term retirement solutions. Jackson takes a selective approach to this opportunity by leveraging its distinctive distribution capabilities and asset liability management expertise to offer prudently priced annuity products.

Despite the challenges faced by the global economy, US equity markets delivered strong gains in 2012. The S&P 500 index increased by 13.4 per cent over the course of the year and market volatility declined notably from the levels experienced in 2011. Interest rates remained historically low with the 10-year treasury rate ending below 180 basis points at year end, while corporate spreads tightened considerably from 2011 year end levels.

The competitive environment continues to favour companies with good financial strength ratings and a track record of financial discipline. Companies that were hardest hit by the market disruptions over the last few years still have to work to regain market share as customers and distributors seek product providers that offer consistency, stability and financial strength. Jackson continues to benefit from this flight to quality and heightened risk aversion.

Business performance
Jackson's strategy remains focused on providing value to its customers and driving shareholder value while operating within a conservative risk management framework. This approach has enabled us to successfully navigate the significant macroeconomic and financial market challenges of the last five years and ensured a continuation of our strong performance in 2012.

In 2012, Jackson delivered APE retail sales of £1,424 million, an increase of 14 per cent over 2011. With the addition of a modest level of institutional sales, total APE sales increased by 15 per cent to £1,462 million. These strong sales levels helped to drive annuity net flows higher to £8.8 billion during 2012, a 19 per cent increase over 2011. Although we do not target volume or market share, our ranking climbed to second in variable annuity sales in the US through the third quarter of 2012 (latest information available), while market share increased to 14.0 per cent from 11.4 per cent for the full year 20112.

In March 2012, we launched a new variable annuity product, Elite Access, which has no guaranteed benefits and provides tax efficient access to alternative investments. The rollout of this new product has received a positive reaction from distributors, with close to 100 per cent of them signing up to distribute this product. Single premium sales in the period since launch were £849 million. We are optimistic about the future of Elite Access and will continue to drive product innovation as a way of both meeting the needs of our customers and driving shareholder value.

Jackson continues to be one of the most efficient operators within the US life insurance market. The ratio of statutory general expenses to average assets improved slightly to 41 basis points in 2012 versus 42 basis points in 2011. This efficiency has been delivered while maintaining world class standards of customer service for our customers. In 2012, Jackson was rated as a 'World Class' service provider by the Service Quality Measurement Group for the seventh consecutive year.

On 4 September 2012, Jackson completed the acquisition of SRLC America Holding Corp (SRLC) from Swiss Re for a consideration of £370 million which is subject to finalisation of completion procedures. SRLC was the US holding company of REALIC. The acquisition helps diversify Jackson's sources of earnings by increasing the amount of income generated from underwriting activities. The transaction is expected to add an additional £100 million to Jackson's IFRS pre-tax profits in the first year, representing stand-alone earnings from REALIC of approximately £115 million, less £15 million of income foregone on the assets sold to finance the transaction. In the four month period since completion, REALIC contributed £67 million to Jackson's IFRS operating profit while having only a modest impact on statutory capital.

Financial performance
Jackson's IFRS pre-tax operating profit in 2012 was 48 per cent higher at £964 million (2011: £651 million)3. This result reflects the strong underlying growth in fee income, and lower deferred acquisition cost (DAC) amortisation. The result also includes four months of REALIC operating profit.

1 Source: US Census Bureau
2 Sources: Morningstar Annuity Research Center (MARC) Third Quarter 2012 Sales Report© and Fourth Quarter 2011 Sales Report©. © Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.
3 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements

At 31 December 2012, Jackson held £49 billion in separate account assets, compared to £38 billion in 2011. The increase in separate account assets primarily reflects the impact of positive net flows. This resulted in variable annuity separate account fee income of £875 million in 2012, up 29 per cent over the £680 million achieved in 2011.

With corporate spreads tightening during 2012 and continued low levels of absolute interest rates, total spread income, including the expected return on shareholders' assets, was lower at £757 million, compared to £813 million in the previous year.

Product acquisition costs during 2012 increased slightly compared to 2011, despite the growth in sales as a greater proportion of distributors are opting for asset based commission. Following the introduction of new DAC guidance in 2012, which was applied retrospectively, acquisition costs are no longer fully deferrable, resulting in IFRS new business strain of £174 million in 2012, compared to £156 million in 2011.

DAC amortisation of £356 million decreased in 2012, compared to £506 million in 2011. This decrease is primarily a result of the negative prior year impact of the reversal of the benefit received in 2008 from the mean reversion formula. Partially offsetting this decrease was higher amortisation due to the higher earnings base in 2012.

Administration expenses increased to £537 million in 2012 compared to £412 million in 2011, with the increase due primarily to higher asset based commissions paid on the larger 2012 separate account balance, which is classified as an administration expense. This increase was also attributable to larger home office staff due to the growing in-force book, the acquisition of REALIC, and certain non-recurring expenditures.

Jackson continues to actively manage its investment portfolio to mitigate investment risk. Net realised gains on debt securities amounted to £47 million in 2012 compared to gains of £106 million in 2011. This includes a realised loss net of recoveries of £10 million (2011: gains of £10 million) on credit-related sales of impaired bonds. Write-downs on debt securities were £37 million (2011: £62 million). Interest related gains during the period totalled £94 million (2011: £158 million), primarily due to sales of corporate debt.

The net unrealised gain position has improved from £2,057 million at 31 December 2011 to £2,807 million at 31 December 2012 due to the decline in the US Treasury rates and tighter spreads. Gross unrealised losses improved from £246 million at 31 December 2011 to £178 million at 31 December 2012.

Jackson delivered total APE sales of £1,462 million, a 15 per cent increase over 2011. Jackson has achieved these sales levels, while maintaining its pricing discipline, as it continued to write new business at aggregate internal rates of return in excess of 20 per cent.

Variable annuity APE sales of £1,245 million were 14 per cent higher than in 2011. Expressed in local currency most of the increase was accounted for by APE sales of Elite Access, which totalled US $135 million. Excluding the contribution of Elite Access variable annuity APE sales of US $1,837 million were 5 per cent higher than those achieved in 2011 of US $1,749 million. In the course of the year and particularly in the second half of 2012, Jackson implemented various product initiatives to continue to balance value, volume, capital and balance sheet strength.

Fixed annuity APE sales of £58 million were 23 per cent higher than the level of sales in 2011. Jackson ranked seventh in sales of traditional deferred fixed annuities through the third quarter of 2012, with a market share of 3.6 per cent, compared to thirteenth with a 2.1 per cent market share for the full year 20111.

Fixed index annuity APE sales of £109 million in 2012 increased 17 per cent from 2011. Jackson ranked eighth in sales of fixed index annuities through the third quarter of 2012, with a market share of 4.9 per cent, up from a market share of 4.6 per cent in the full year 20112.

Total EEV basis operating profit for the long-term business in 2012 was £1,610 million, compared to £1,431 million in 2011 reflecting increases in both new and in-force business profits. Jackson's new business profit increased by 7 per cent to £873 million, reflecting active management of sales volumes and mix, higher charges and lower levels of guarantees offered. These actions counteracted the adverse effect of lower long-term yields and tighter spreads.Higher in-force profit was driven largely by higher unwind of discount, due to growth in the underlying book, and larger positive contributions from operating experience variances and assumption changes.

In 2012, Jackson's life in-force book generated £755 million of underlying free surplus (2011: £748 million) reflecting an increase due to the growth in the business and higher operating variances offset by the impact of low interest rates. Some £281 million was reinvested to write new business (2011: £202 million). The increase in capital consumption was driven by the significant decrease in interest rates which in turn caused a large drop in the valuation rate used to set reserves, resulting in higher strain compared to 2011. Notwithstanding this effect, the fast payback nature of the products, which in 2012 averaged two years across the portfolio (2011: one year) means that returns remain extremely attractive.

Jackson's RBC level at the end of 2012 was 423 per cent which compares to 429 per cent at the end of 2011. In 2012, capital formation was strong reflecting both the good operating performance, the modest level of impairments and other market value related net gains. This strong capital formation enabled Jackson to remit £249 million to Group and complete the acquisition of REALIC, while supporting its balance sheet growth and growing total adjusted capital from year-end 2011 levels.

1 Sources:  LIMRA U.S. Individual Annuities Sales Survey. Third Quarter 2012 and Fourth Quarter 2011.
2 Sources:  AnnuitySpecs.com's Indexed Sales & Market Report, Third Quarter 2012 and Fourth Quarter 2011:  Copyright © 2012, AnnuitySpecs.com. All rights reserved.

UK operations

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
APE sales	836	746	12	746	12
New Business Profit	313	260	20	260	20
Total IFRS operating profit	736	723	2	723	2
Total EEV operating profit	899	893	1	893	1

Market Overview
The life and pensions market in the UK is mature and highly regulated. Significant regulatory change occurred in 2012 with the implementation of the conclusions of the Retail Distribution Review (RDR), auto-enrolment for company pension schemes and Gender Neutral Pricing. These new regulations represent major changes to the way business is conducted in a number of areas of the markets in which we operate in the UK, and impact not only insurance and investments providers, but also distributors and consumers. It is inevitable that regulatory change of this scale and scope creates a period of uncertainty before the shape of the new long-term competitive landscape becomes evident.

The UK market is also characterised by an ageing population and a concentration of wealth in the 50+ age group, many of whom have built up substantial pension funds in employer-sponsored schemes. These customers require help to convert their wealth into sustainable lifetime income. For the next generation of savers, the responsibility for retirement provision has shifted substantially away from Government and employers towards the individual. These customers are typically under-funded for retirement and helping them accumulate saving constitutes a significant opportunity for long-term savings and retirement income providers, at a time when the ability of the state to intervene is significantly diminished.

Prudential UK's longevity experience, multi-asset investment capabilities, long-standing trusted brand and financial strength mean that we are favourably positioned to help consumers translate their accumulated wealth into dependable retirement income through our range of market leading with-profits and annuity products.

We do so by focusing on those areas of the market where we are able to bring superior value to our customers and where we enjoy a competitive advantage. The performance of our with-profits fund in 2012 has allowed us to declare bonuses which mean that our policyholders should see year-on-year increases of between 3.5 per cent and 6.5 per cent in accumulating with-profits policy values and our total bonus payments are expected to top £2.0 billion in 2013.

Our ability to deliver value to our customers and the resulting market franchise allowed us to achieve  higher new business profitability in 2012, as well as increasing cash generation and preserving our strong capital position, despite the challenging economic environment and competitive conditions that prevailed in the UK marketplace.

Business performance
Prudential UK has a well-established individual annuity business, built on a robust pipeline of internal vestings from maturing pension policy customers. The internal vestings pipeline is supplemented by sales through intermediaries and strategic partnerships with third parties where Prudential is the offered annuity provider for customers vesting their pensions at retirement.

Total APE sales for 2012 were £836 million (2011: £746 million) of which sales of individual annuities of APE £241 million were 35 per cent higher than in 2011.

Annuity sales from internal vestings of £146 million were 20 per cent higher than 2011, due to a combination of several factors - a higher number of customers retiring, higher average fund values and increased client contact activity. Sales of external annuities of APE £95 million were 67 per cent higher in 2012 reflecting an increase in demand for our with-profits Income Choice Annuity which offers customers income security with the potential for income growth.

Onshore bonds sales of APE £228 million were up 28 per cent on 2011, including with-profits bond sales of APE £214 million, which increased by 34 per cent. Our PruFund range made up 75 per cent of with-profits bond sales, with 35 per cent higher sales than in 2011. PruFund continues to be popular with consumers, providing smoothed returns and a range of optional guarantees, which offer a degree of security against potential market falls in a post-crisis environment where investors have become much more risk-averse. Although the demand for guarantees remains high, the increase in PruFund sales is based entirely on the non-guaranteed version of the product, which is attractive to those customers who are prepared to accept some risk to their capital but still want to benefit from the smoothing offered by a with-profit product.

The RDR, one of a number of current reforms to the UK regulatory framework, was implemented on 31 December 2012. It means that financial advisers can no longer be paid commissions for recommending investment products. This is likely to lead to some short-term disruption in the market as consumers adjust to paying fees for advice and adviser firms adapt their business models for the new rules. We have seen an increase in sales of with-profit bonds in 2012 and, while we have prepared our business for the post-RDR regulatory environment, we expect this transition phase to have a negative impact on our sales of investment bonds in 2013.

Corporate pensions sales of APE £189 million were 19 per cent lower than the previous year. Sales in 2011 were particularly high due to new defined contribution members joining our schemes following closure of a number of defined benefit schemes operated by existing clients. We continue to focus on securing new members and incremental business from our current portfolio of corporate pensions customers rather than acquiring new corporate pensions schemes where market pricing is currently unattractive. Prudential UK remains the largest provider of additional voluntary contribution plans within the public sector where we now provide schemes for 68 of the 99 public sector authorities in the UK.

Sales of other products, principally individual pensions, PruProtect, PruHealth and offshore bonds of £137 million were 12 per cent higher than in 2011. Individual pensions APE sales (including income drawdown) of £80 million were 11 per cent higher, reflecting increased demand for our Flexible Retirement Plan among advisers and their clients.

In the wholesale market, we aim to continue our selective participation approach to bulk and back-book buyouts using our financial strength, superior investment track record, annuitant mortality risk assessment and servicing capabilities. In line with this opportunistic approach, two bulk annuity buy-in insurance agreements were signed in 2012 totalling APE £41 million (2011: single deal APE £33 million). We will continue to maintain our focus on value and only participate in transactions that meet our return on capital and payback requirements.

Our direct advice service, Prudential Financial Planning (PFP), was launched in December 2011 and grew to 129 advisers in 2012, generating APE sales of £21 million. PFP offers a complete financial planning service, focused primarily on our existing direct customer base. The response from our customers has been very encouraging and we intend to continue to grow this channel to 200 advisers by the end of 2013.

The combined financial strength and investment performance track record of Prudential's UK With-Profits Fund continues to provide a key source of non-price differentiation in a competitive market. Our with-profits customers benefit from the security of Prudential's large inherited estate, which was valued at £7 billion at the year-end, and provides a high degree of protection against adverse market movements. The Fund continues to provide customers with solid returns and to out-perform the FTSE All-Share Index over medium to long-term horizons.  Over the last 15 years, the Fund has delivered a cumulative investment return of 184.3 per cent on investments covering policyholder liabilities. This compares favourably with other with-profits funds and the FTSE All-Share Index total return of 106.5 per cent over the same period, and, by offering customers a smoothed return, helps provide protection from the full impact of volatile market conditions. This performance shows that investing in a strong with-profits fund can produce good returns for cautious investors, in spite of the combined pressures of volatile market conditions and UK interest rates remaining at historically low levels.

Retention and management of our customer base of approximately 7 million remains a key focus for the business. We aim to maintain loyalty by continuing to improve our service year on year for both customers and intermediaries. Prudential UK's focus on continuing to deliver excellent customer service was recognised at the 2012 Financial Adviser Service Awards, where we retained our two 5-Star ratings in the Life & Pensions and Investment categories.

Financial performance
Total APE sales of £836 million were 12 per cent higher than 2011, principally due to increased sales of individual annuities and with-profits bonds, partly offset by lower sales of corporate pensions. Retail APE sales of £795 million were up 12 per cent on the previous year (2011: £712 million). Although the lower level of interest rates in 2012 had a negative impact on retail new business profitability, this was more than offset by the positive mix effect from growth in higher margin products such as individual annuities and with-profits bonds.

New business profit increased by 20 per cent to £313 million (2011: £260 million), including bulk annuity transactions. Retail new business profit at £274 million was 19 per cent above 2011 (2011: £231 million), primarily driven by increased volumes in higher margin product areas.

IFRS life operating profit was higher than in 2011 at £736 million (2011: £723 million), with £272 million (2011: £293 million) from with-profits and the balance from shareholder-backed business. Commission received on Prudential-branded General Insurance products contributed £33 million to IFRS operating profit in 2012, £7 million lower than in 2011 as the book of business originally transferred to Churchill in 2002 is, as expected, decreasing in size.

At half year 2010 we announced that the business had achieved its cost savings target of £195 million per annum. At the end of 2010, an additional series of initiatives to reduce costs by a further £75 million per annum by the end of 2013 was announced. By 31 December 2012 these additional annual cost savings of £75 million per annum had also been achieved, one year earlier than planned.

EEV total operating profit of £899 million was 1 per cent higher than in 2011, reflecting higher new business profits, partly offset by lower in-force profits which were impacted by the lower level of interest rates in the period. EEV profit also included a contribution of £87 million from a change in the long-term tax rate assumption (including future tax rate changes which take effect in April 2013) from 25 per cent to 23 per cent, compared with £79 million from the 2 per cent tax rate reduction in 2011.

Prudential UK writes with-profits annuity, with-profits bond and with-profits corporate and individual pensions business in its Life Fund, with other products backed by shareholder capital. For shareholder-backed business written in 2012, the weighted average post-tax internal rate of return (IRR) on the shareholder capital allocated to new business was in excess of 20 per cent and the undiscounted payback period on that new business was three years.

Operating free surplus generated from the long-term in-force business in the UK amounted to £507 million (2011: £503 million). Of this total, £45 million (2011: £54 million) was reinvested in writing shareholder-backed business at attractive average IRRs.

During 2012 Prudential UK remitted cash of £313 million to the Group (2011: £297 million), comprising £216 million (2011: £223 million) from the annual with-profits transfer to shareholders and £97 million (2011: £74 million) from the shareholder-backed business. The business expects to generate £350 million per annum of sustainable cash remittances by 2013, supported by the strength of the with-profits business and surpluses arising from the large book of shareholder-backed annuities, maintained into the future by the pipeline of maturing individual and corporate pensions.

Asset management

UK Asset management

M&G

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
Gross investment inflows	36,464	25,981	40	25,981	40
Net investment inflows:
Retail business	7,842	3,895	101	3,895	101
Institutional business	9,039	490	1,745	490	1,745
Total	16,881	4,385	285	4,385	285
Revenue	728	662	10	662	10
Other income	6	4	50	4	50
Staff costs	(289)	(270)	(7)	(270)	(7)
Other costs	(147)	(134)	(10)	(134)	(10)
Underlying profit before performance-related fees	298	262	14	262	14
Share of associate's resultsnote (i)	13	26	(50)	26	(50)
Performance-related fees	9	13	(31)	13	(31)
Operating profit from asset management operations	320	301	6	301	6
Operating profit from Prudential Capital	51	56	(9)	56	(9)
Total IFRS operating profit	371	357	4	357	4
Funds under managementnote (ii)	£228bn	£201bn	13	£201bn	13

Notes

(i) The 2012 figure represents M&G's 49.99 per cent proportionate share in the operating profit (including performance related fees) of PPM South Africa following the divestment transaction in 2012. 100 per cent of operating profits were included in 2011.

(ii) Funds under management includes M&G's share of the assets managed by PPM South Africa at 49.99 per cent and 100 per cent for 2012 (£4.4 billion) and 2011 (£7.9 billion) respectively.

Market overview
M&G is the UK and European fund manager of the Prudential Group with responsibility for investments on behalf of both internal and external clients. It is an investment-led business with a clear focus on generating superior long-term returns for investors, whether they are third-party clients or the funds of Prudential's insurance operations. This is achieved by creating an environment that is attractive to talented investment professionals.

Against a backdrop of continued political and macroeconomic uncertainty, M&G continues to deliver strong investment performance. Over the three years to 31 December 2012, 20 funds representing approximately 61 per cent of retail funds under management (FUM) produced first or second quartile investment returns. The performance of funds managed on behalf of institutional fixed income clients also remains extremely strong with all actively-managed mandates meeting or outperforming their benchmarks over this period.

Business performance
M&G has had a record-breaking year in terms of net sales, funds under management and profits.

Total net sales for the 12 months to the end of December 2012 were £16.9 billion, 25 per cent higher than the previous full year peak of £13.5 billion in 2009 and 285 per cent higher than net sales of £4.4 billion in 2011.

The strength of net flows, together with increases in equities and bond values in the year, have led to an increase of 13 per cent in total funds under management, to an all-time high of £228 billion. The FTSE All Share Index has increased by 8 per cent over the year and the sterling corporate bond index has increased by 15 per cent. Building on the strength of the net flows generated by the business over recent years, M&G was the largest retail fund manager in the UK1, measured by funds under management. M&G's total UK retail FUM is £41.2 billion as noted by the Investment Management Association at the end of December 2012.

Underlying operating profit for the year was £298 million, 14 per cent higher than the previous best of £262 million in 2011. Total operating profits for 2012 was £320 million.

This caps a decade of extremely strong growth for M&G. Since 2003 net fund sales have increased at an annual compound rate of 32 per cent and external client assets have grown at an annual compound rate of 19 per cent. Over this period underlying profit has grown at an annual rate of 22 per cent.

Retail
In the retail market, M&G operates a single fund range from the UK which it distributes both locally and internationally through increasingly diverse channels. Assets sourced from investors outside the UK now account for 29 per cent of M&G's total retail FUM.

1 Source: Investment Management Association, data as at end-December 2012

Its reputation for delivering superior long-term investment returns and a high standard of client service enabled M&G to attract a record level of net fund sales in the retail market in 2012. Excluding the results of our South African associate company, where our shareholding reduced from 75 per cent to 49.99 per cent during 2012, total net sales were £8.2 billion. This is 15 per cent higher than their previous high of £7.2 billion in 2010.

In the UK, M&G's core market, net sales totalled £3.0 billion, 30 per cent lower than the previous year but still sufficiently high to rank M&G as the top selling house for the year. M&G has ranked first for both net and gross fund sales in the UK for four consecutive calendar years, an unprecedented achievement. Fund sales slowed in the second half as a direct consequence of a decision in July to limit flows of new money into two of our best-selling sterling corporate bond funds to ensure continued flexibility in the management of the funds. We expect UK net sales to continue to slow in 2013.

By contrast, net fund sales in mainland Europe increased sharply. Following a minor net outflow in 2011, the business generated a record £5.2 billion of net sales representing 67 per cent of total retail net sales in 2012. Over the year M&G saw retail assets sourced from European clients grow by 75 per cent to £14.4 billion (2011: £8.2 billion). Today M&G has offices in 15 different countries and its retail funds are registered for sale in 20 jurisdictions.

A core pillar of M&G's retail business is to offer a diversified range of investment funds and so be well-placed for changes in investor trends. The demand for conservatively managed portfolios for most of 2012 saw strong inflows into the M&G Optimal Income Fund, a highly flexible international fixed income fund, and into the M&G Global Dividend Fund. In Europe, Optimal Income was the fourth best selling fund, while Global Dividend ranked ninth over the year to end-December 2012 and was the top selling cross border Equity fund in 20121.

No fewer than 10 of M&G's retail funds, across the major asset classes of fixed income, equities and real estate, each attracted net sales of at least £100 million during the 12 month period.

The £8.2 billion of net retail inflows in the UK and Europe were partially off-set by a £0.4 billion net outflow from funds managed by M&G's associate entity in South Africa. These redemptions were entirely from the PPM South Africa Dividend Income Fund which was closed on 31 March 2012 ahead of the implementation of new tax legislation on 1 April 2012 which would have had a materially adverse impact on the treatment of the distribution made by the fund to its investors. Fund flows into other retail funds of the South African business have been positive.

Institutional
In the institutional marketplace, M&G's approach is to leverage investment strategies developed primarily for Prudential's internal funds to create higher margin external business opportunities. M&G offers third-party clients such as pension funds and sovereign wealth funds an innovative range of specialist fixed income and real estate strategies, including private debt opportunities and infrastructure investment.

The institutional business attracted a record level of net funds in 2012, predominantly into fixed income strategies on the strength of its outstanding record of outperformance. At £9.0 billion, net inflows were 50 per cent higher than the previous best of £6.0 billion in 2009. The 2012 inflows include a single £7.6 billion mandate which is expected to be partially or wholly redeemed within the next 24 months.

M&G continues to grow its business with external institutional clients, including the provision of alternatives to bank lending. The M&G UK Companies Financing Fund, a loan facility for medium-sized companies launched in the wake of the 2008 credit crisis, has increased its total commitments to £930 million across 11 individual loans. During the year, loans were made to three new clients, while a fourth advance went to an existing borrower.

Other innovations for third-party clients include a series of investment strategies to manage long-term inflation-linked liabilities. The business successfully launched the M&G Inflation Opportunities Fund and the M&G Debt Opportunities Fund, which complement the existing M&G Secured Property Income Fund, a portfolio of long-lease properties with inbuilt inflation-linked increases. This last fund, which has total investor commitments of £1.3 billion, has delivered an annualised return of 7 per cent above RPI over the past three years.

In infrastructure, Infracapital, M&G's unlisted infrastructure equity division, led a consortium (comprising Infracapital and other parties independent of Prudential) in the acquisition of a 90 per cent interest in Veolia Environnement S.A.'s ("Veolia") UK regulated water business (now renamed Affinity Water). Affinity Water is the largest regulated water-only company in the UK by turnover. The acquisition is the first investment for Infracapital Partners II LP, which has current commitments of £358 million.

Financial performance
M&G continues to execute against its strategy and deliver strong performance for both clients and its shareholder, the Prudential Group. M&G's 2012 financial performance continues the momentum from the strong full year results recorded in both 2011 and 2010 with further growth in profits and improvement in operating margins.

1 Source: SimFund Global. Data as at December 2012 in EUR. Based on estimated net sales of funds classed as fund market 'International' (registered for sale in more than 5 countries). Excludes Money Market and Alternative funds.

Total revenues, including other income, were £734 million, an increase of 10 per cent on the 2011 position. The increased scale of the business following the strong growth in FUM over recent periods has generated operational efficiencies. Combined with a focus on cost discipline across the business, this has resulted in the cost / income ratio1 improving from 61 per cent in 2011 to 59 per cent for 2012. Underlying profit for the full year rose by 14 per cent to a new record level of £298 million.

Following the addition of performance-related fees and profit from our associate investment in South Africa, total operating profit for 2012 was at a record level of £320 million. Although affected by the reduction in our holding in our South African business, this is an increase of 6 per cent on the 2011 position of £301 million which had been the previous record year.

The profit from the South Africa entity represents our proportionate share of its operating profit, which following the divestment transaction in the first quarter of 2012, reduced our ownership to 49.99 per cent. For 2011 and prior periods, the results of the South Africa entity were fully consolidated within our operating profit.

Given the ongoing strength of its financial performance, M&G continues to provide capital-efficient profits and cash generation for the Prudential Group. This is in addition to the strong investment returns generated on the internally managed funds. M&G remits a substantial proportion of its post-tax profits to the shareholder. During 2012 cash totalling £206 million (2011: £213 million) was remitted to Group.

Prudential Capital

Prudential Capital manages the Group's balance sheet for profit by leveraging Prudential's market position. This business has three strategic objectives: (i) to provide professional treasury services to the Prudential Group; (ii) to operate a first-class wholesale and capital markets interface; and (iii) to realise profitable opportunities within a tightly controlled risk framework. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and its clients.

Markets have remained difficult and volatile in 2012, and as a result the business remains focused on liquidity across the Prudential Group, management of the existing asset portfolio and conservative levels of new investment. Prudential Capital has continued to invest in developing its capabilities, by seeking to maintain the dynamism and flexibility necessary to ensure that the treasury and wholesale services remain robust in a period of increased regulatory change, and to identify and realise opportunities for profit within acceptable risk parameters. Prudential Capital is committed to working closely with other business units across the Prudential Group to exploit opportunities and increase value creation for Prudential as a whole.

Prudential Capital has a diversified earnings base derived from its portfolio of secured loans, debt investments and the provision of wholesale markets services. IFRS operating profit was £51 million in 2012 (2011: £56 million). In 2012 a total of £91 million (2011: £67 million) cash was remitted to the Group.

Asia asset management

Eastspring Investments

	AER			CER
	Current Year	Prior Year	Change	Prior Year	Change
	£m	£m	%	£m	%
Gross investment inflows note	9,036	7,824	15	7,707	17
Net investment flows note	1,626	633	157	599	171
Total IFRS operating profit	75	80	(6)	79	(5)
Funds under management	£58.1bn	£50.3bn	16	£49.8bn	17

Note
Gross and net investment flows exclude Eastspring Money Market Funds, that had net out-flows of £226 million in 2012 (2011: net out-flows £512 million).

Market overview
Prudential's asset management business in Asia manages investments for Asia's third-party retail and institutional clients in addition to investments of Prudential's Asia, UK and US life companies. It has operations in 11 markets, including Indonesia which  was successfully opened during 2012, increasing our asset management footprint in the region.

Markets remained challenging in 2012. Equity funds struggled to gain traction due to poor investor sentiment in the face of weak macroeconomic signals. Fixed income and regular yield products remained in favour.

In November 2011, Prudential announced that its Asia Asset Management operations would be rebranded Eastspring Investments. The new brand, which was officially launched in February 2012, is enabling the business to establish a cohesive regional presence thereby penetrating the offshore segment more effectively. It also supports distribution to new markets outside Asia and we have recently opened a distribution office in the US.

1 Excluding performance-related fees, carried interest on private equity investment and profit from the PPM South Africa entity.

Eastspring Investment's leading presence in Asia was acknowledged, when it was ranked the largest retail asset manager in Asia (based on assets sourced from Asia ex-Japan) as at 30 June 2012, in a survey conducted by Asia Asset Management magazine. Eastspring Investments also received multiple accolades for its investment capabilities, including four fund managers from Singapore, Malaysia and Indonesia being named '2012 Most Astute Investors in Asian currency bonds' by The Asset Benchmark Research and the joint venture business in India being recognised as the 'Best Debt Fund House of the year' in Morningstar Awards 2012.

During 2012 Eastspring Investments delivered excellent investment performance with 65 per cent of funds exceeding their benchmarks or were peer-ranked within the top two quartiles over a three year period.

Business performance
Net third party inflows (excluding MMF) of £1,626 million were driven by net inflows in India, Taiwan and China. Specifically, strong fund raising was seen in India for our fixed maturity plan range and open-ended bond funds, while the Taiwan business saw a successful launch of the Emerging Asian Local Fixed Income Fund in the first half of the year and the Global Aggregate Strategy High Yield Bond Fund in the second half. In addition, Taiwan's existing range of onshore and offshore bond funds also generated significant net inflows in 2012. In China, both the CSI 500 Index Fund and the Tianjin Split Bond Fund launched in second half of the year attracted positive flows. The positive net flows were partially offset by redemptions from an institutional client in Singapore and another in Korea.

Total funds under management (FUM) reached a record £58.1 billion and represent a 16 per cent increase from a year ago on the back of strong net inflows and positive market movements.

Financial performance
Fee income rose by a more modest 3 per cent, reflecting a change in FUM mix, with a higher proportion of internal, institutional and retail bond funds all of which attract lower average annual charges. At the same time costs have increased as we continue to invest in the development of the Eastspring Investments platform and expand into new markets. IFRS operating profit was, therefore, 6 per cent lower than the prior year at £75 million.

US asset management

PPM America

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
Total IFRS operating profit	6	4	50	4	50

Market overview
PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates.  PPMA also provides other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds.  PPMA's strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Prudential Group.  PPMA also pursues third-party mandates on an opportunistic basis.

Financial performance
IFRS operating profit in 2012 was £6 million, compared to £4 million in 2011, principally reflecting the increase in funds under management over the period.

At 31 December 2012, funds under management of £64 billion were as follows:

	AER
	2012				2011
	US	UK	Asia	Total	US	UK	Asia	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Insurance	38	15	1	54	32	15	-	47
Unitised	2	1	6	9	1	1	5	7
CDOs	1	-	-	1	1	-	-	1
Total funds under management	41	16	7	64	34	16	5	55

Curian
	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
Gross investment inflows	1,550	1,684	(8)	1,704	(9)
Revenue	69	51	35	52	33
Costs	(54)	(45)	(20)	(46)	(17)
Total IFRS operating profit	15	6	150	6	150
Total funds under management	£7.1bn	£4.7bn	51	£4.5bn	58

Market overview
Curian Capital, Jackson's registered investment adviser, provides innovative fee-based managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers while also complementing Jackson's core annuity product lines with Curian's retail asset management products.

Business performance
At 31 December 2012, Curian had total assets under management of £7.1 billion, compared to £4.7 billion at the end of 2011. Curian generated deposits of £1,550 million in 2012, down 8 per cent from 2011.  Curian's asset growth continues to benefit from its prior investment platform expansions and its significant expansion in 2012 of the firm's wholesaling team and new distribution territories.

Financial performance
Curian reported an IFRS basis operating profit of £15 million in 2012 compared to £6 million in 2011.  This increase was primarily due to higher net revenue from a larger book of assets under management.

US Broker-dealer

National Planning Holdings, Inc.

	AER			CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
Revenue	528	491	8	497	6
Costs	(510)	(477)	(7)	(483)	(6)
Total IFRS operating profit	18	14	29	14	29

Market overview
National Planning Holdings, Inc. (NPH) is Jackson's affiliated independent broker-dealer network.  The business is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation, and SII Investments.

NPH continues to grow the average business and revenue per representative.  By utilising high-quality, state-of-the-art technology, Jackson provides NPH's advisers with the tools they need to operate their practices more efficiently.  At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, as well as receive valuable insights into the needs of financial advisers and their clients.

Financial performance
NPH generated revenues of £528 million in 2012, up from £491 million in 2011, on gross product sales of £10.5 billion (2011: £8.6 billion).  The network continues to achieve profitable results, with 2012 IFRS operating profit of £18 million, a 29 per cent increase from £14 million in 2011.  At 31 December 2012, the NPH network had 3,540 registered advisers (2011: 3,636 registered advisers).

Financial Review

Results Summary

International Financial Reporting Standards (IFRS) Basis Results*
Statutory IFRS basis results
	2012	2011 note (i)
Profit after tax attributable to equity holders of the Company	£2,197m	£1,415m
Basic earnings per share	86.5 p	55.8 p
Shareholders' equity, excluding non-controlling interests	£10.4bn	£8.6bn

Supplementary IFRS basis information
	2012	2011 note (i)
	£m	£m
Operating profit based on longer-term investment returns*	2,533	2,027
Short-term fluctuations in investment returns on shareholder-backed business	204	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	50	21
Gain on dilution of Group holdings	42	-
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(19)	-
Profit before tax attributable to shareholders	2,810	1,828
Operating earnings per share (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests)	76.8 p	62.8 p

European Embedded Value (EEV) Basis Results*
	2012	2011
	£m	£m
Operating profit based on longer-term investment returns*	4,321	3,978
Short-term fluctuations in investment returns	538	(907)
Mark to market value movements on core borrowings	(380)	(14)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	62	23
Effect of changes in economic assumptions	(16)	(158)
Gain on dilution of Group holdings	42	-
Gain on acquisition of REALIC	453	-
Profit before tax (including actual investment returns)	5,020	2,922
Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests)	125.0 p	115.7 p
Shareholders' equity, excluding non-controlling interests	22.4 bn	19.6 bn

	2012	2011
Dividends per share declared and paid in reporting period	25.64 p	25.19 p
Dividends per share relating to reporting period	29.19 p	25.19 p
Funds under management	£405bn	£351bn
Insurance Groups Directive capital surplus (as adjusted)notes (ii) and (iii)	£5.1bn	£4.0bn

Notes
(i) Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements.
(ii) The surpluses shown for 2012, which is estimated, and 2011 are before allowing for the final dividends for 2012 and 2011 respectively.

(iii) From March 2013 the basis of calculating Jackson's contribution to the Group's IGD surplus will change, further detail can be found in the 'Capital position, financing and liquidity' section of the Chief Financial Officer's review.

* Basis of preparation

Results bases
The IFRS basis results have been prepared in accordance with the accounting policies discussed in note A of IFRS financial statements.

Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. Accounting under IFRS alone does not, in Prudential's opinion, fully reflect the value of future profit streams. Prudential considers that embedded value reporting provides investors with a measure of the future profit streams of the Group's in-force long-term businesses and is a valuable supplement to statutory accounts. The EEV basis results have been prepared in accordance with the EEV principles discussed in note 1 of EEV basis supplementary information.

Operating profit based on longer-term investment returns
The Group provides supplementary analysis of profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from the other elements of total profit shown. Operating profit per share is calculated using operating profits based on longer-term investment returns, after related tax and non-controlling interests.

Exchange translation - Actual Exchange Rate (AER) and Constant Exchange Rate (CER)
The comparative results have been prepared using previously reported exchange rates (AER basis) except where otherwise stated. Results on a CER basis are also shown for the analysis of IFRS and EEV operating profit based on longer-term investment returns.

IFRS Results

IFRS basis operating profit based on longer-term investment returns
	AER			CER
	2012	2011 note (i)	Change	2011 note (i)	Change
	£m	£m	%	£m	%
Insurance business					`
Long-term business:
Asia	920	709	30	697	32
US	964	651	48	659	46
UK	703	683	3	683	3
Development expenses	(7)	(5)	(40)	(5)	(40)
Long-term business profit	2,580	2,038	27	2,034	27
UK general insurance commission	33	40	(18)	40	(18)
Asset management business:
M&G (including Prudential Capital)	371	357	4	357	4
Eastspring Investments	75	80	(6)	79	(5)
Curian	15	6	150	6	150
US broker-dealer and asset management	24	18	33	18	33
	3,098	2,539	22	2,534	22
Other income and expenditure	(498)	(483)	3	(483)	3
RPI to CPI inflation measure change on defined benefit pension schemesnote (ii)	-	42	(100)	42	(100)
Solvency II implementation costs	(48)	(55)	13	(55)	13
Restructuring costs	(19)	(16)	(19)	(16)	(19)
Total IFRS basis operating profit based on longer-term investment returns	2,533	2,027	25	2,022	25

Notes
(i) Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements.

(ii)   During 2011 the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes. This reflects the UK Government's decision to change the basis of indexation from RPI to CPI.

In 2012, the Group's IFRS operating profit based on longer-term investment returns was £2,533 million, an increase of 25 per cent from 2011.

In Asia, IFRS operating profit based on longer-term investment returns for long-term business increased by £211 million from £709 million1 in 2011 to £920 million in 2012. Included with this result is a £51 million one-off profit on sale of the Group's interest in China Life Insurance Company of Taiwan, which was originally acquired in 2008 when Prudential sold its Taiwanese agency business to the company. Excluding this amount, Asia's long-term business operating profit increased by 23 per cent to £869 million, primarily reflecting strong growth in the size of our business in the region, particularly health and protection.

The contribution to profits from Indonesia, Hong Kong, Singapore and Malaysia, Prudential's largest markets in Asia, continues to rise, with operating profits from these businesses2 up 22 per cent from £552 million in 2011 to £674 million in 2012. High consumer demand for savings and protection in Indonesia continues to drive growth in premiums and earnings, with operating profit2 up 23 per cent from £212 million to £260 million. Hong Kong's operating profit2 increased by 28 per cent to £88 million (2011: £69 million), as business mix has shifted towards higher return products. Singapore increased by 23 per cent to £206 million (2011: £167 million)2 and Malaysia's operating profit2 at £120 million (2011: £104 million) increased by 15 per cent. Operating profits from our other long-term insurance operations in the region also increased by 24 per cent to £147 million (2011: £119 million), as these businesses increase in size.

The US long-term business operating profit increased by 48 per cent from £651 million1 in 2011 to £964 million in 2012. The 2011 result included an accelerated deferred acquisition cost (DAC) amortisation of £190 million that did not recur. Excluding this item the underlying increase reflects the continued growth in fee income on the separate account business offset by lower earnings from fixed annuities in line with the compression in corporate spreads experienced in the course of the year. The result also includes a £67 million contribution from REALIC which was acquired in September 2012 and is performing in line with our expectations.

Prudential's UK business has sustained its performance at similar levels to the previous year, with total IFRS operating profit of £736 million (2011: £723 million). Long-term business generated £703 million (2011: £683 million) driven by an increase in profits from individual annuities and bulk annuity transactions, the latter contributing £31 million (2011: £23 million) to the total. Shareholders with-profits business transfers amounted to £272 million, compared with £293 million in 2011, in line with reductions in policy bonus rates. Profit from UK general insurance commission continued to decline as expected to £33 million (2011: £40 million) as the business matures and in-force policy numbers fall.

Total operating profit for 2012 from M&G and Prudential Capital increased by 4 per cent from £357 million in 2011 to £371 million in 2012, primarily reflecting positive net inflows into M&G during 2011 and 2012.

Eastspring Investments reported operating profit of £75 million, down by £5 million from the £80 million recognised in 2011. This reflects a broadly unchanged level of fee income with the effect of higher fund values offset by a shift in business mix towards bond mandates, together with increased costs as the business develops the Eastspring Investments platform and expands into new markets.

1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in Note B of IFRS financial statements
2 Before non-recurring items.

IFRS basis results - Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

	AER			AER			CER
	2012			2011			2011

	Operating profit	Average liability	Margin	Operating profit	Average liability	Margin	Operating profit	Average liability	Margin
		note (ii)	note (i)		note (ii)	note (i)		note (ii)	note (i)
	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	1,074	62,174	173	1,065	57,417	185	1,072	57,572	186
Fee income	1,077	78,807	137	870	68,298	127	875	68,331	128
With-profits	311	95,681	33	331	93,056	36	331	92,946	36
Insurance margin	1,032			736			729
Margin on revenues	1,669			1,425			1,404
Expenses:
Acquisition costsnote (iii)	(1,997)	4,195	(48)%	(1,783)	3,681	(48)%	(1,782)	3,678	(48)%
Administration expenses	(1,248)	143,321	(87)	(1,043)	125,715	(83)	(1,039)	125,903	(82)
DAC adjustmentsnote (iv)	406			237			243
Expected return on shareholder assets	205			200			201
Gain on China Life (Taiwan) shares	51			-			-
Operating profit based on longer-term investment returns	2,580			2,038			2,034

Notes
(i) Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.

(ii)   For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as this is seen as a good proxy for average balances throughout the year. The calculation of average liabilities for Jackson is derived from month-end balances throughout the year as opposed to opening and closing balances only. Liabilities held in the general account for variable annuity living and death guaranteed benefits together with other amounts on which no spread income is earned (eg REALIC liabilities), are excluded from the calculation of the average. In addition for REALIC, which are included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to (and in essence retained by) Swiss Re immediately prior to the acquisition by Jackson.

(iii) Acquisition cost ratio represents shareholder acquisition costs as a percentage of total APE including with-profits sales. Acquisition costs include only those relating to shareholders.
(iv) DAC adjustments have been adjusted for the retrospective application of the accounting policy change described in the basis of preparation and note B of the IFRS financial statements.

Spread income earned in 2012 was £1,074 million, £9 million higher than the amount received in the prior year of £1,065 million. As expected the margin secured has fallen from 185 basis points in 2011 to 173 basis points in 2012 principally due to spread compression in the US general account business, down from 258 basis points in 2011 to 239 basis points in 2012. Further reductions in this source of income are anticipated in the next few years if the current low interest rate environment persists.

Fee income has increased by 24 per cent to £1,077 million driven by the 15 per cent increase in the Group's average unit-linked liabilities, which principally reflects the £8 billion net inflows into Jackson's separate accounts as well as positive net flows in Asia's linked business in 2012. The fee income margin has increased from 127 basis points in 2011 to 137 basis points in 2012 as Jackson, where the fee margin is higher, contributes a greater proportion to the group total fee income.

With-profits income has fallen from £331 million in 2011 to £311 million in 2012 in line with reductions in annual bonus rates on UK with-profits policies.

Insurance margin has increased by 40 per cent from £736 million in 2011 to £1,032 million in 2012 mainly due to the continued success of the health and protection strategy in Asia and an increase in guarantee fees in the US. 2012 also includes four months of revenue from REALIC amounting to £87 million following its acquisition by Jackson in September 2012.

Margin on revenues principally comprises amounts deducted from premiums to cover acquisition costs and administration expenses. The margin has increased by 17 per cent from £1,425 million in 2011 to £1,669 million in 2012. This increase is driven by Asia and primarily reflects higher premium income levels in the year.

Acquisition costs have increased in absolute terms to £1,997 million, in line with the increased new business sales. Expressed as a percentage of new business APE, 2012 has remained constant with 2011 at 48 per cent.

Administration expenses have increased to £1,248 million, principally reflecting the growth of the business in the year. Expressed as a ratio  to average liabilities, acquisition costs have increased from 83 basis points in 2011 to 87 basis points in 2012. This reflects changes in business mix and the increased proportion of commission on new sales being taken by US distributors on an annual as opposed to an initial basis.

DAC adjustmentsare a net benefit to the result as the deferral of current years acquisition costs exceeds the amortisation of previously deferred costs. This net benefit increased from £237 million in 2011 to £406 million in 2012. This increase arises in the US (where DAC adjustments were £442 million in 2012 compared with £228 million in 2011), reflecting a return to more normal levels of DAC amortisation in 2012. 2011 included a £190 million charge for accelerated DAC amortisation, representing the reversal of the benefit received in 2008 from the use of the mean reversion formula.

IFRS basis results - Margin analysis of asset management pre-tax IFRS operating profit based on longer-term investment returns by driver

2012
	M&Gnote (i)	Eastspring Investments	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating incomenote (i)	734	201	120	296	1,351
Operating profit based on longer-term investment returns	320	75	51	39	485
Average funds under management (FUM), including 49.99% proportional share of PPM South Africa	£209.0bn
Average FUM, excluding PPM South Africa	£205.1bn	£55.0bn
Margin based on operating incomenote (ii)	36 bps	37 bps
Cost/income rationote (iii)	59%	64%

2011
	M&Gnote (i)	Eastspring Investments	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating incomenote (i)	666	196	122	249	1,233
Operating profit based on longer-term investment returns	301	80	56	24	461
Average FUM, including 49.99% share of PPM South Africa	£195.1bn
Average FUM, excluding PPM South Africa	£190.9bn	£51.4bn
Margin based on operating incomenote (ii)	35 bps	38 bps
Cost/income rationote (iii)	61%	62%
Notes

(i)      Operating income is presented net of commissions and excludes performance related fees, and for M&G carried interest on private equity investments. Following the divestment in 2012 of M&G's holding in PPM South Africa from 75 per cent to 49.99 per cent and its treatment from 2012 as an associate, M&G's operating income and expense shown in the table above, no longer includes any element from PPM South Africa, with the share of associate's results being presented in a separate line. In order to avoid year-on-year distortion, in the table above the 2011 operating income, margin and cost/income ratio reflect the retrospective application of the basis of presentation for 2011 results.

(ii)     Margin represents operating income as defined in note (i) above as a proportion of average FUM, being the average of monthly FUM, excluding PPM South Africa. The comparatives have been altered to present 2011 on the same basis.

(iii)    Cost/income ratio represents cost as a percentage of operating income as defined in note (i) above. M&G's operating income and expense excludes any contribution from M&G's associate, PPM South Africa.

M&G's recent growth has seen average funds under management, excluding PPM South Africa, increase from £190.9 billion during 2011 to £205.1 billion in 2012. This has led to a 10 per cent increase in operating income to £734 million, equivalent to a margin of 36 basis points, an increase from 35 basis points in 2011. M&G continue to focus on cost control and the efficiencies created as the scale of the business grows. The benefit of this operational leverage is evident in an improvement in the cost to income ratio from 61 per cent in 2011 to 59 per cent in 2012.

At Eastspring Investments strong net inflows and positive market movements have led to an increase in average funds under management from £51.4 billion to £55.0 billion, with operating income rising from £196 million to £201 million. As the growth in funds stemmed principally from internal clients and fixed income mandates, the average fee margin declined from 38 basis points in 2011 to 37 basis points in 2012. Continued investment in developing the Eastspring Investment platform contributed to a higher cost to income ratio of 64 per cent in 2012 (2011: 62 per cent).

IFRS basis profit after tax
	AER
	2012	2011	note
	£m	£m
Operating profit based on longer-term investment returns	2,533	2,027
Short-term fluctuations in investment returns:
Insurance operations	122	(100)
Other operations	82	(120)
	204	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	50	21
Gain on dilution of Group holdings	42	-
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(19)	-
Profit before tax attributable to shareholders	2,810	1,828
Tax charge attributable to shareholders' profit	(613)	(409)
Non-controlling interests	-	(4)
Profit for the year attributable to shareholders	2,197	1,415

Note
Comparatives adjusted for retrospective application of the accounting policy change  for deferred acquisition costs as discussed in note B of IFRS financial statements.

The 2012 total profit before tax attributable to shareholders was 54 per cent higher at £2,810 million in 2012 (2011: £1,828 million)1. The improvement predominantly reflects the increase in operating profit based on longer-term investment returns, and the positive investment market returns earned in the year.

IFRS operating profit is based on longer-term investment return assumptions rather than actual investment returns arising in the year. The difference between actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

IFRS short-term fluctuations in investment returns
Short-term fluctuations in investment returns for our insurance operations of positive £122 million comprised of positive £76 million for Asia, negative £90 million in the US and positive £136 million in the UK.

The positive short-term fluctuations of £76 million for our Asia operations in 2012  relates to unrealised gains on bond assets held across the region following the fall in long-term yields in the period.

The combination of higher equity markets and lower market volatility in the US has reduced the technical reserves held for the variable annuity guarantees. This favourable effect was more than offset by the net unrealised value movement on derivative instruments held to manage the Group's exposure to these guarantees, producing a net £90 million negative fluctuation in our US operation.

The positive short-term fluctuations of £136 million for our UK operations primarily reflect net valuation gains on fixed income assets supporting the capital of the shareholder-backed annuity business.

Short-term fluctuations for other operations were positive £82 million. This primarily represents appreciation on Prudential Capital's bond portfolio partially offset by net realised and unrealised losses in the year on  derivatives held centrally to manage market risks.

1 Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of positive £50 million (2011: positive £21 million) mainly reflects the partial recognition of actuarial surplus in the Prudential Staff Pension Scheme following the results of the triennial valuation, further details of which are given in note V of the IFRS basis results.

Gain on dilution of Group holdings
On 22 February 2012, M&G completed transactions to reduce its majority holding in PPM South Africa from 75 per cent to 49.99 per cent. Under IFRS the transactions give rise to a gain on dilution of £42 million, which has been excluded from the Group's IFRS operating profit.

Amortisation of acquisition accounting adjustments arising on the purchase of REALIC
On 4 September 2012, Jackson completed the acquisition of 100 per cent of the issued share capital of SRLC America Holding Corp. (SRLC), and its primary operating subsidiary, REALIC for a total cash consideration of £370 million. The amortisation primarily comprises the difference between the yield on the acquired investments based on market values at acquisition and historic investment income on book yields recognised in IFRS operating profit. Movement in the fair value acquisition adjustments on the value of business acquired and policyholder liabilities is also included. Further details are given in note Z of IFRS basis results.

Effective tax rates
The effective rate of tax on operating profit based on longer-term investment returns was 23 per cent (2011: 21 per cent).The 2011 effective rate had benefited from utilising carried forward tax losses for which no deferred tax asset had been recognised.

The effective rate of tax on the total IFRS profit was 22 per cent (2011: 22 per cent). In both 2012 and 2011 we have benefitted from reductions in the main UK corporation tax rate - 28 per cent to 26 per cent in 2011 and 26 per cent to 24 per cent in 2012.

EEV Results

EEV basis operating profit based on longer-term investment returns
		AER		CER
	2012	2011	Change	2011	Change
	£m	£m	%	£m	%
Insurance business:
Asia	1,960	1,764	11	1,747	12
US	1,610	1,431	13	1,448	11
UK	866	853	2	853	2
Development expenses	(7)	(5)	(40)	(5)	(40)
Long-term business profit	4,429	4,043	10	4,043	10
UK general insurance commission	33	40	(18)	40	(18)
Asset management business:
M&G (including Prudential Capital)	371	357	4	357	4
Eastspring Investments	75	80	(6)	79	(5)
Curian	15	6	150	6	150
US broker-dealer and asset management	24	18	33	18	33
	4,947	4,544	9	4,543	9
Other income and expenditure	(554)	(536)	(3)	(536)	(3)
RPI to CPI inflation measure change on defined benefit pension schemesnote	-	45	-	45	-
Solvency II implementation costs	(50)	(56)	11	(56)	11
Restructuring costs	(22)	(19)	(16)	(18)	(22)
Total EEV basis operating profit	4,321	3,978	9	3,978	9

Note
During 2011 the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes. This reflects the UK Government's decision to change the basis of indexation from RPI to CPI.

Prudential Group's total EEV basis operating profit based on longer-term investment returns was £4,321 million in 2012, 9 per cent higher than the £3,978 million earned in 2011.

Long-term business operating profit generated by the Group was £4,429 million (2011: £4,043 million). This profit comprises:

• New business profit of £2,452 million (2011: £2,151 million);
• In-force profit of £1,984 million (2011: £1,897 million); and
• Negative £7 million for development expenses (2011: negative £5 million).

New business profit at £2,452 million was 14 per cent higher than last year, reflecting an 14 per cent increase in new business APE. The higher sales volumes and pricing actions coupled with favourable business mix mitigated the pressure on margins from the low level of long-term interest rates.

The new business profit for the Asia business increased by 18 per cent to £1,266 million compared to £1,076 million in 2011. The growth in new business profit was driven by Indonesia, Singapore and Malaysia reflecting strong volume growth in Indonesia and Singapore and favourable product mix changes in Malaysia. Jackson in the US delivered new business profit of £873 million, an increase of 7 per cent compared to £815 million. Throughout 2012 Jackson proactively adjusted pricing and product features to respond to both market conditions and the competitive environment, actions which counteracted the adverse effect of lower long-term yields and tighter spreads. UK new business profit increased by 20 per cent to £313 million in 2012 compared to £260 million in 2011 and includes the benefit of two bulk annuity buy-ins in 2012. This increase reflected higher sales volumes, and a favourable change in product mix towards higher margin individual annuities and with-profit bonds.

The contribution to operating profit from life in-force business was £1,984 million (2011: £1,897 million) and comprises £1,493 million (2011: £1,447 million) from the unwind of the discount on the opening embedded value and other expected returns, and £491 million (2011: £450 million) from the effect of operating assumption changes, experience variances and other items. The unwind of discount and other expected returns is £46 million higher than 2011 with the growth in the business more than offsetting the effect on this profit measure of lower interest rates. The economic effects have adversely effected the unwind and other expected returns by an estimated £83 million.

Asia continues to be the highest contributor to the Group's life profit, contributing £1,960 million in 2012 (2011: £1,764 million). Included in Asia's result is £694 million of profit from in-force business (2011: £688 million) which includes an overall positive contribution from operating experience and assumption changes of £95 million (2011: £75 million). US life in-force profit was higher at £737 million in 2012 compared to £616 million in 2011, with 2012 including £19 million of post-acquisition profit from REALIC. Overall experience and operating assumption changes contributed positive £325 million towards in-force profits compared to £267 million in 2011. Within these amounts, swap transactions undertaken from 2010 to more closely match the overall asset and liability duration contributed enhanced profits with an overall spread gain of £205 million (2011: £152 million).

UK life in-force profit was lower at £553 million (2011: £593 million) and included £482 million (2011: £485 million) from the unwind of the discount rate on the opening embedded value. Other in-force profits totalled £71 million (2011: £108 million) which includes a charge of £52 million for the annuity business reflecting the net impact of strengthening longevity assumptions, gains on portfolio rebalancing, and releases of margins previously held in the balance sheet. Included in both years are the beneficial effects on future profits arising from the reduction in UK corporation taxes enacted in both periods; in 2012 this amounted to £87 million, while in 2011 it amounted to £79 million.

EEV basis profit after tax
	AER
	2012	2011
	£m	£m
EEV basis operating profit based on longer-term investment returns	4,321	3,978
Short-term fluctuations in investment returns:
- Insurance operations	456	(787)
- Other operations	82	(120)
	538	(907)
Mark to market value movements on core borrowings	(380)	(14)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	62	23
Effect of changes in economic assumptions	(16)	(158)
Gain on dilution of Group holdings	42	-
Gain on acquisition of REALIC	453	-
Profit before tax attributable to shareholders	5,020	2,922
Tax charge attributable to shareholders' profit	(1,207)	(776)
Non-controlling interests	-	(4)
Profit for the year attributable to shareholders	3,813	2,142

The 2012 total profits before tax attributable to shareholders was 72 per cent higher at £5,020 million (2011:  £2,922 million). The improvement predominantly reflects the increase in operating profit based on longer-term investment returns, improved markets and the gain posted on this reporting basis on the acquisition of REALIC.

EEV operating profit is based on longer-term investment return assumptions rather than actual investment returns achieved. Short-term fluctuations in investment returns represent the difference between the actual investment return and those assumed in arriving at the reported operating profit.

EEV Short-term fluctuations in investment returns
Short-term fluctuations in investment returns for insurance operations of positive £456 million comprised of positive £395 million for Asia, negative £254 million for our US operations and positive £315 million in the UK.

In Asia, positive short-term fluctuations of £395 million (2011: negative £155 million) principally reflect unrealised bond and equity gains following market movements in the year, principally in Hong Kong, Singapore and Taiwan.

In the US, short-term fluctuations in investment returns were negative £254 million (2011: negative £491 million). This includes the net value movements on derivatives held to manage the Group's equity and interest rate exposures offset by the positive impact of equity market increases on the expected level of future fee income from the variable annuity separate accounts.

For our UK business, the short-term fluctuations in investment returns were positive £315 million (2011: negative £141 million). This arises principally because the actual 2012 investment return of the with-profits fund (covering policyholder liabilities and unallocated surplus) of 9.8 per cent was higher than the longer-term assumed rate of 5.0 per cent.

Mark to market value movement on core borrowings
The mark to market value movement on core borrowings of negative £380 million in 2012 reflects the effect on the market value of Prudential's borrowings from reductions in both interest rates and credit spreads.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes on the EEV basis comprises the IFRS charge attributable to shareholders, and the shareholders' share of movements in the scheme assets and liabilities attributable to the PAC with-profits fund. On the EEV basis there was a gain of £62 million (2011: gain of £23 million) mainly reflecting the partial recognition of actuarial surplus in the Prudential Staff Pension Scheme following the results of the triennial valuation, further details of which are given in note 7 of EEV basis results.

Effect of changes in economic assumptions
The effect of changes in economic assumptions of negative £16 million, comprises negative £149 million for Asia, positive £85 million for the US and positive £48 million for the UK. These reflect the aggregate effects of the reduction in long-term yields and the associated decrease in risk discount rates across these businesses.

The adverse changes in economic assumptions for Asia of negative £149 million primarily reflects the impact of lower interest rates and projected fund earned rates in Hong Kong, partially offset by the impact of a lower discount rate for Indonesia and Malaysia.

In our US business, economic effects totalled positive £85 million, principally reflecting the 50 basis point reduction in the allowance for short-term credit risk for our fixed annuity business, as the market stabilises and credit spreads reduce.

In the UK, the positive £48 million represents the net impact on future profits of reduced bond yields, where the negative impact on with-profits has been more than offset by the positive shareholder annuity impact.
Gain on dilution of Group holdings
On 22 February 2012, M&G completed transactions to reduce its majority holding in PPM South Africa from 75 per cent to 49.99 per cent, giving rise to gain on dilution of £42 million.

Gain on acquisition of REALIC
On 4 September 2012, Jackson completed acquisition of 100 per cent issued share capital of SRLC America Holding Corp., and its primary operating subsidiary, REALIC. The embedded value of the acquired business at that date of £823 million was higher than the consideration of £370 million resulting in a gain on acquisition of £453 million. In line with financial reporting guidelines this gain has been recognised  in full as a profit in the year.

Effective tax rates
The 2012 effective rate on operating profit based on longer-term investment returns of 26 per cent was consistent with the equivalent rate in 2011. The 2012 effective rate of tax on total EEV profit of 24 per cent was lower than the equivalent rate in the previous year (2011: 27 per cent), reflecting changes in the composition of non-operating items.

Earnings and Dividends Per Share

Earnings per share (EPS)
	2012	2011
	pence	pence
Basic EPS based on operating profit after tax and non-controlling interests
IFRSnote	76.8	62.8
EEV	125.0	115.7
Basic EPS based on total profit after tax and non-controlling interests
IFRSnote	86.5	55.8
EEV	150.1	84.6

Note
Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements.

Dividend per share
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2011 of 17.24 pence per ordinary share was paid to eligible shareholders on 24 May 2012 and the 2012 interim dividend of 8.4 pence per ordinary share was paid to eligible shareholders on 27 September 2012.

The Board has decided to rebase the full year dividend upwards by 4 pence, reflecting the strong progress made in both the earnings and free surplus generation of the business and in the delivery of our financial objectives. In line with this, the directors recommend a final dividend of 20.79 pence per share (2011: 17.24 pence), which brings the total dividend for the year to 29.19 pence (2011: 25.19 pence), representing an increase of 15.9 per cent over 2011.

The 2012 final dividend of 20.79 pence per ordinary share will be paid on 23 May 2013 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on Monday, 2 April 2013 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 3 June 2013. The final dividend will be paid on or about 30 May 2013 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 12 March 2013. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP. The dividend will distribute an estimated £532 million of shareholders' funds.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Movement on Shareholders' Funds
	IFRS		EEV
	2012	2011 note (a)	2012	2011
		AER		AER
	£m	£m	£m	£m
Operating profit based on longer-term investment returns	2,533	2,027	4,321	3,978
Items excluded from operating profit	277	(199)	699	(1,056)
Total profit before tax	2,810	1,828	5,020	2,922
Tax and non-controlling interests	(613)	(413)	(1,207)	(780)
Profit for the year	2,197	1,415	3,813	2,142
Exchange movements, net of related tax	(216)	(105)	(469)	(158)
Unrealised gains and losses on Jackson securities classified as available for salenote (b)	387	349	-	-
Dividends	(655)	(642)	(655)	(642)
New share capital subscribed	17	17	17	17
Other	65	9	100	71
Net increase in shareholders' funds	1,795	1,043	2,806	1,430
Shareholders' funds at beginning of the year	8,564	7,521	19,637	18,207
Shareholders' funds at end of the year	10,359	8,564	22,443	19,637
Comprising
Long-term business:
Free surplus note (c)			2,957	2,839
Required capital			3,898	3,447
Net worth			6,855	6,286
Value of in-force			15,411	13,364
Total			22,266	19,650
Other business note (d)			177	(13)
Totalnote (e)			22,443	19,637

Notes
(a) Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B of IFRS financial statements.
(b) Net of related changes to deferred acquisition costs and tax.

(c)  The £1,364 million free surplus generated by the long-term business (net of new business investment and market related movements and investment in REALIC) in the year, has been used to pay £921 million to the holding company.

(d) Shareholders' funds for other than long-term business comprises:

	2012	2011
	£m	£m
Asset management operationsnote	1,937	1,783
Holding company net borrowings	(2,282)	(2,188)
Other, net	522	392
Total shareholders' funds for other business	177	(13)

Note
Including goodwill of £1,230 million for 31 December 2012 and 31 December 2011.

(e) EEV shareholders' funds excluding goodwill attributable to shareholders at 31 December 2012 is £20,974 million (31 December 2011: £18,172 million).

EEV shareholders' funds
The shareholders' funds at 31 December 2012 relating to long-term business of £22.3 billion comprise £9.5 billion (up 11 per cent from 31 December 2011) for our Asia long-term business operations, £6.0 billion (up 19 per cent from 31 December 2011) for our US long-term business operations and £6.8 billion (up 12 per cent from 31 December 2011) for our UK long-term business operations.

At 31 December 2012, the embedded value for our Asian long-term business operations was £9.5 billion, with £8.0 billion (up £0.9 billion from 2011) being in the South-east Asia countries of Indonesia, Malaysia, Philippines, Singapore, Thailand and Vietnam together with Hong Kong. For Prudential's other Asian markets, the embedded value was £1.5 billion in aggregate, broadly unchanged from 2011.

Free Surplus and Holding Company Cash Flow

Overview
The Group manages its internal cash flow by focusing on the free surplus generated by the life and asset management businesses. Remittances are, however, made as and when required by the holding company with excess surplus being left in the businesses where it can be redeployed most profitably.

Free surplus generation
Sources and uses of free surplus generation from the Group's insurance and asset management operations
The Group's free surplus at the end of the year comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill.

The free surplus generation for the insurance business represents amounts maturing from the in-force operations during the year less the investment in new business. For asset management operations we have defined free surplus generation to be the total post-tax IFRS profit for the year.

The Group's free surplus generated also includes the general insurance commission earned during the year and excludes foreign exchange, capital movements, shareholders' other income and expenditure and centrally arising restructuring and Solvency II implementation costs.

The total movement in free surplus net of tax in the year can be analysed as follows:
	2012	2011
	£m	£m
Free surplus generation
Expected in-force cash flows (including expected return on net assets)	2,405	2,335
- Life operations	2,019	1,972
- Asset management and other operations	386	363
Changes in operating assumptions and experience variances	295	168
RPI to CPI inflation measure change on defined benefit pension schemes	-	33
Underlying free surplus generated in the year from in-force business	2,700	2,536
Investment in new business	(618)	(553)
Underlying free surplus generated in the year	2,082	1,983
Market-related items	(79)	(531)
Gain on dilution of Group holdings	42	-
Acquisition of REALIC	(169)	-
Free surplus generated in the year	1,876	1,452
Net cash remitted by the business units	(1,200)	(1,105)
Other movements (including foreign exchange effects) and timing differences	(408)	(264)
Total movement during the year	268	83
Free surplus at 1 January	3,421	3,338
Free surplus at end of year	3,689	3,421
Comprised of:
Free surplus relating to long-term insurance business	2,957	2,839
Free surplus of other insurance business	25	29
IFRS net assets of asset management businesses excluding goodwill	707	553
Total free surplus	3,689	3,421

During 2012 Prudential generated underlying free surplus from the in-force book of £2,700 million (2011: £2,536 million) despite lower investment return conditions, reflecting the progress we have made in growing the portfolio of business and our focus on managing the in-force book for value. Changes in operating assumptions and experience variances were £295 million in 2012 compared with £168 million in 2011. These variances included positive £80 million from Asia (2011: positive £52 million), which in 2012 included £51 million from the sale of the Group's share-holding in China Life Insurance Company of Taiwan. The US continued to record strong positive variances of £219 million (2011: positive £154 million), which included a significant level of favourable spread experience. These variances also included a reduced negative £4 million from the UK (2011: negative £38 million). 2011 also benefited from a one-off credit of £33 million arising from a reduction in the liabilities of the Group's defined benefit pension schemes following the UK Government's decision to change the basis of indexation from RPI to CPI, which did not reoccur in 2012.

Underlying free surplus generated from in-force business has been used by our life businesses to invest in new business. Investment in new business has increased by 12 per cent to £618 million in 2012. This compares to a 14 per cent increase in sales and a 14 per cent increase in new business profit.

Market-related movements of negative £79 million in 2012 includes negative £330 million from the US, principally reflecting the valuation movements of derivatives, net of movements in reserves held for variable annuity guarantees reflecting market movements in the year. Offsetting these amounts are positive £114 million in Asia, positive £53 million from the UK and positive £84 million from our asset management business primarily reflecting in part the impact of lower bond yields on bond values in the year.
The acquisition of REALIC consumed £169 million of free surplus.

In contrast free surplus benefited by £42 million as a result of the divestment of M&G's holding in PPM South Africa from 75 per cent to 49.99 per cent.

Value created through investment in new business by life operations

	2012
	Asia insurance operations	US insurance operations	UK insurance operations	Group Total
	£m	£m	£m	£m
Free surplus invested in new business	(292)	(281)	(45)	(618)
Increase in required capital	97	271	86	454
Net worth invested in new business	(195)	(10)	41	(164)
Value of in-force created by new business	1,177	578	200	1,955
Post-tax new business profit for the year	982	568	241	1,791
Tax	284	305	72	661
Pre-tax new business profit for the year	1,266	873	313	2,452
New business sales (APE)	1,897	1,462	836
Internal rate of returnnote	>20%	>20%	>20%

	AER
	2011
	Asia insurance operations	US insurance operations	UK insurance operations	Group Total
	£m	£m	£m	£m
Free surplus invested in new business	(297)	(202)	(54)	(553)
Increase in required capital	97	232	77	406
Net worth invested in new business	(200)	30	23	(147)
Value of in-force created by new business	1,011	500	172	1,683
Post-tax new business profit for the year	811	530	195	1,536
Tax	265	285	65	615
Pre-tax new business profit for the year	1,076	815	260	2,151
New business sales (APE)	1,660	1,275	746
Internal rate of returnnote	>20%	>20%	>20%

	CER
	2011
	Asia insurance operations	US insurance operations	UK insurance operations	Group Total
	£m	£m	£m	£m
Free surplus invested in new business	(295)	(205)	(54)	(554)
Increase in required capital	96	235	77	408
Net worth invested in new business	(199)	30	23	(146)
Value of in-force created by new business	1,003	506	172	1,681
Post-tax new business profit for the year	804	536	195	1,535
Tax	261	289	65	615
Pre-tax new business profit for the year	1,065	825	260	2,150
New business sales (APE)	1,642	1,290	746
Internal rate of returnnote	>20%	>20%	>20%

Note
The internal rate of return (IRR) is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up statutory reserves less premiums received, plus encumbered capital. The impact of the time value of options and guarantees is included in the calculation.

Overall, the Group wrote £4,195 million of sales on an APE basis in 2012 (2011: £3,681 million) generating a post-tax new business contribution to embedded value of £1,791 million (2011: £1,536 million). To support these sales, we invested £618 million of capital (2011: £553 million) equivalent to 23 per cent (2011: 22 per cent) of underlying free surplus generated by the life in-force and asset management businesses.

In Asia, we generated an 18 per cent increase in new business profit despite investing 2 per cent less capital at £292 million (2011: £297 million). In other words, for each £1 million of free surplus invested we generated £3.4 million of post-tax new business profit (2011: £2.7 million). This improved capital efficiency reflects the benefit of pricing actions and a shift in mix towards those products and geographies with lower strain and higher return characteristics. The average free surplus undiscounted payback period for business written in 2012 was three years (2011: three years).

In the US, investment in new business was £281 million (2011: £202 million), an increase of 39 per cent, and compares to a 7 per cent increase in new business profit in the year. Consequently, for each £1 million of free surplus invested we generated £2.0 million of post-tax new business contribution to embedded value (2011: £2.6 million). The higher capital consumption per unit of profit reflects a more punitive valuation interest rate being used to establish liabilities upon policy inception following recent falls in interest rates. Notwithstanding this effect, the internal rates of return achieved in the US remain attractive at above 20 per cent, and the fast payback nature of the business written means that the initial capital outlay is recouped quickly. The average free surplus undiscounted payback period for business written in 2012 was two years (2011: one year).

In the UK, we continue to manage capital with discipline and have achieved a 20 per cent increase in new business profit, while investing 17 per cent less capital at £45 million (2011: £54 million). For each £1 million of free surplus invested, therefore, we generated £5.4 million of post-tax new business contribution to embedded value (2011: £3.6 million) benefiting from favourable changes in business mix. These sustained levels of high capital efficiency in the UK reflect our strategy of participating selectively in the UK's retirement savings and income market, focusing on those products and distribution mechanisms which meet our strict high return and short payback characteristics. The average free surplus undiscounted payback period for shareholder-backed business written in 2012 was three years (2011: four years).

Holding company cash flow

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the dividend (after corporate costs) and maximising value for shareholders through the retention of the free surplus generated at business unit level, so that it can be reinvested in the profitable opportunities available to the Group. On this basis, the holding company cash flow statement at an operating level should ordinarily balance close to zero before exceptional cash flows, but from time to time additional remittances from business operations will be made to provide the Group with greater financial flexibility at the corporate centre.

	2012	2011
	£m	£m
Net cash remitted by business units:
UK net remittances to the Group
UK Life fund paid to the Group	216	223
Shareholder-backed business:
Other UK paid to the Group	101	116
Group invested in UK	(4)	(42)
Total shareholder-backed business	97	74
Total UK net remittances to the Group	313	297

US remittances to the Group	249	322

Asia net remittances to the Group
Asia paid to the Group:
Long-term business	491	289
Other operations	60	55
	551	344
Group invested in Asia:
Long-term business	(107)	(50)
Other operations	(103)	(88)
	(210)	(138)
Total Asia net remittances to the Group	341	206

M&G remittances to the Group	206	213
PruCap remittances to the Group	91	67
Net remittances to the Group from Business Units	1,200	1,105
Net interest paid	(278)	(282)
Tax received	194	181
Corporate activities	(158)	(139)
Solvency II costs	(47)	(56)
Total central outflows	(289)	(296)
Operating holding company cash flow before dividendnote	911	809
Dividend paid	(655)	(642)
Operating holding company cash flow after dividendnote	256	167
Issue of hybrid debt, net of costs	-	340
Repayment of subordinated debt	-	(333)
Hedge purchase cost (equity tail risks)	(32)	-
Other net cash payments	(43)	(205)
Total holding company cash flow	181	(31)
Cash and short-term investments at beginning of year	1,200	1,232
Foreign exchange movements	(1)	(1)
Cash and short-term investments at end of year	1,380	1,200

Note
Including central finance subsidiaries.

Operating holding company cash flow for 2012 before the shareholder dividend was £911 million, £102 million higher than 2011. After deducting the shareholder dividend the operating holding company cash flow was £256 million (2011: £167 million).

Cash remittances to the Group from business units

The holding company received £1,200 million of net cash remittances from the business units in 2012, an increase of 9 per cent over the £1,105 million received in 2011.

Asia became the largest contributor of cash, with net cash remittances to the Group in 2012 of £341 million (2011: £206 million) exceeding its 2013 cash objective. This includes non-recurring items of £27 million representing cash received from the sale of the Group's holdings in China Life Insurance Company in Taiwan of £97 million offset by repayments of funding contingent on future profits of the Hong Kong Life insurance operations of £70 million. This financing was taken out in 2009 and 2010 in order to increase the financial flexibility of the Group during the investment market crisis and has now been repaid.

Cash received from Jackson of £249 million for 2012 is lower than the £322 million remitted in 2011 as annual remittances return to a more sustainable level. This follows the exceptional release of excess surplus made in the prior year.

The UK insurance operations remitted £313 million in 2012 (2011: £297 million). Cash from the annual with-profits transfer to shareholders contributed £216 million (2011: £223 million). During 2012, surpluses in the UK's shareholder-backed business were utilised to repay £60 million of funding contingent on future profits that was taken out in 2009 and 2010 and to remit a net £97 million (2011: £74 million) to Group. The UK's objective remains £350 million of net cash remittances in 2013.

M&G and PruCap collectively remitted £297 million in 2012, as the asset management businesses continue to remit significant portions of their annual post-tax earnings to the Group.

Net central outflows and other movements

Net central outflows improved to £289 million in 2012 (2011: £296 million) with higher corporate costs offset by lower net interest payments, lower Solvency II costs, and higher tax receipts.

After central costs, there was a net cash inflow before dividend of £911 million in 2012 compared to £809 million in 2011. The dividend paid was £655 million in 2012 compared to £642 million in the same period in 2011.

Outside of the normal recurring central cash flow items and in light of the heightened risks surrounding the Eurozone, we incurred a net cash flow of £32 million for short dated hedges to provide downside protection against severe equity market falls. We also incurred £43 million of other net cash payments in 2012, representing payments of £68 million to the UK tax authorities following the settlement reached in 2010 on historic tax issues offset by a receipt of £25 million from an increased bank loan in the year. A final instalment on the agreed settlement will be paid in 2013 to the UK tax authorities at a level similar to 2012.

The overall holding company cash and short-term investment balances at 31 December 2012 was £180 million higher than the balance held at the end of 2011 at £1.4 billion. The company seeks to maintain a central cash balance in excess of £1 billion.

EEV Balance Sheet
Summary
	AER
	2012	2011	Note
	£m	£m
Goodwill attributable to shareholders	1,469	1,465
Investments	283,428	250,605
Holding company cash and short-term investments	1,380	1,200
Other	23,976	19,475
Total assets	310,253	272,745
Less: Liabilities
Policyholder liabilities	260,774	227,075
Unallocated surplus of with-profits funds	10,589	9,215
	271,363	236,290
Less: Shareholders' accrued interest in the long-term business	(12,084)	(11,073)
	259,279	225,217
Core structural borrowings of shareholders' financed operations (IFRS book value basis)	3,554	3,611
Other liabilities including non-controlling interest	24,977	24,280
Total liabilities and non-controlling interest	287,810	253,108
EEV basis net assets	22,443	19,637

Share capital and premium	2,017	2,000
IFRS basis shareholders' reserves	8,342	6,564
IFRS basis shareholders' equity	10,359	8,564
Additional EEV basis retained profit	12,084	11,073
EEV basis shareholders' equity (excluding non-controlling interest)	22,443	19,637

Note
The 2011 comparative component of EEV shareholders' funds for the IFRS basis shareholders' equity and the additional EEV basis retained profit have been adjusted  for the retrospective application of the accounting policy change for deferred acquisition costs as discussed in note B to the IFRS financial statements. Total EEV shareholders' funds for 2011 are not altered by the change of IFRS policy.

Net asset value per share
	2012	2011

EEV	878 p	771 p
IFRS	405 p	336 p

Investments
The Group is exposed to financial risk through its financial assets, financial liabilities and policyholder liabilities. The key financial risk factors that affect the Group include market risk, credit risk and liquidity risk. Information on the Group's exposure to financial risk factors, and our financial risk management objectives and policies, is provided in the Risk and Capital Management section. Further information on the sensitivity of the Group's financial instruments to market risk and its use of derivatives is also provided in the IFRS financial statements.

The Group's investments are discussed in further detail in the Risk and Capital Management section B.1.b 'Credit risk'.

Policyholder liabilities and unallocated surplus of with-profits funds
	AER				AER
	2012				2011

	Asia	US	UK	Total	Total
Shareholder-backed business	£m	£m	£m	£m	£m
At 1 January	18,269	69,189	46,048	133,506	122,183
Premiums	4,141	14,907	3,801	22,849	20,296
Surrenders	(1,933)	(4,356)	(2,585)	(8,874)	(7,975)
Maturities/Deaths	(226)	(954)	(2,345)	(3,525)	(3,315)
Net cash flows	1,982	9,597	(1,129)	10,450	9,006
Investment related items and other movements	1,539	4,241	4,586	10,366	1,988
Acquisition of REALIC	-	12,912	-	12,912	-
Foreign exchange translation differences	(577)	(3,678)	-	(4,255)	329
At 31 December	21,213	92,261	49,505	162,979	133,506
With-profits funds
- Policyholder liabilities				97,795	93,569
- Unallocated surplus				10,589	9,215
Total at 31 December				108,384	102,784
Total policyholder liabilities including unallocated surplus at 31 December				271,363	236,290

Policyholder liabilities relating to shareholder-backed business grew by £29.5 billion from £133.5 billion at 31 December 2011 to £163.0 billion at 31 December 2012.

The increase reflects positive net flows (premiums net of upfront charges less surrenders, maturities and deaths) of £10.5 billion in 2012 (2011: £9.0 billion), driven by strong inflows in the US £9.6 billion and Asia £2.0 billion. The negative net flows in UK £1.1 billion are distorted by the fluctuating nature of  unit-linked corporate pension scheme transfers. Net flows in Asia have increased by 8 per cent to £2.0 billion in 2012 (2011: £1.8 billion) while the overall  rate of surrenders in the region (expressed as a percentage of opening liabilities) was 10.6 per cent in 2012 (2011: 9.8 per cent). Excluding India, where the market has been going through a significant period of change following regulatory changes in 2010, the surrender rate in 2012 was 9.7 per cent (2011: 9.6 per cent).

Other movements include negative foreign exchange effects of £4.3 billion (2011: positive £0.3 billion) together with investment related and other items of £10.4 billion. Investment related and other items increased from £2.0 billion in 2011 to £10.4 billion in 2012 principally following improvements in the bond and equity markets. The acquisition of REALIC reflects the liabilities acquired at the date of acquisition.

During 2012, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profits funds on an IFRS basis, increased by 15 per cent from £9.2 billion at 31 December 2011 to £10.6 billion at 31 December 2012.

Shareholders' net borrowings and ratings
Shareholders' net borrowings at 31 December 2012:
	AER				AER
	2012			2011
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
	£m	£m	£m	£m	£m	£m
Perpetual subordinated Capital securities (Innovative Tier 1)	1,746	120	1,866	1,823	(10)	1,813
Subordinated notes (Lower Tier 2)	831	258	1,089	829	120	949
	2,577	378	2,955	2,652	110	2,762
Senior debt:
2023	300	94	394	300	56	356
2029	249	64	313	249	21	270
Holding company total	3,126	536	3,662	3,201	187	3,388
Prudential Capital	275	-	275	250	-	250
Jackson surplus notes (Lower Tier 2)	153	43	196	160	17	177
Total	3,554	579	4,133	3,611	204	3,815
Less: Holding company cash and short-term investments	(1,380)	-	(1,380)	(1,200)	-	(1,200)
Net core structural borrowings of shareholder-financed operations	2,174	579	2,753	2,411	204	2,615

On an IFRS basis, the Group's core structural borrowings at 31 December 2012 were broadly unchanged at £3.6 billion.

After adjusting for holding company cash and short-term investments of £1,380 million, net core structural borrowings at 31 December 2012 were £2,174 million compared with £2,411 million at 31 December 2011. The decrease of £237 million represents the net fall in borrowings of £57 million, mainly reflecting the foreign exchange movements in the year, together with a £180 million rise in holding company cash and short-term investments.

In addition to its core structural borrowings set out above, Prudential also has in place an unlimited global commercial paper programme. As at 31 December 2012, commercial paper issued under this programme totalled £183 million, US$1,512 million, €493 million, CHF20 million and AU$12 million. The central treasury function also manages our £5 billion medium-term note (MTN) programme, covering both core and non-core borrowings. In November 2012 Prudential issued a £300 million 3-year senior note to pre-finance a £250 million senior note maturing in January 2013 for operational funding. Also in January 2013 Prudential issued a new US$700 million 5.25 per cent perpetual Innovative Tier 1 hybrid under this programme, primarily to Asian retail investors. Under the MTN programme at 31 December 2012 the outstanding subordinated debt was £835 million, US$1,300 million and €20 million and the senior debt outstanding was £550 million. In addition, Prudential's holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2013 and 2017. Apart from small draw downs to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2012. The commercial paper programme, the MTN programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 31 December 2012, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus net debt) was 8.8 per cent, compared with 10.9 per cent at 31 December 2011. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. All ratings from Fitch and Moody's are on stable outlook, and all ratings from S&P are on negative outlook.

The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Financial strength of the UK Long-term Fund
On a realistic valuation basis, with liabilities recorded on a market consistent basis, the free assets were valued at approximately £7.0 billion at 31 December 2012 (31 December 2011: £6.1 billion), before a deduction for the risk capital margin. The value of the shareholders' interest in future transfers from the UK with-profits fund is estimated at £2.1 billion (31 December 2011: £2.0 billion).

Despite the continued volatility in financial markets, Prudential UK's With-Profits fund performed relatively strongly achieving a 9.8 per cent pre-tax investment return for policyholder asset shares during 2012.

Risk and Capital Management

As a provider of financial services, including insurance, the management of risk lies at the heart of Prudential's business. As a result, effective risk management capabilities represent a key source of competitive advantage for the Group.

The Group's risk framework includes the Group's appetite for risk exposures as well as its approach to risk management. Under this approach, Prudential continuously assesses the Group's top risks and monitors its risk profile against approved limits. Prudential's main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes.

A. Group risk appetite

Prudential defines and monitors aggregate risk limits based on financial and non-financial stresses for its earnings volatility, liquidity and capital requirements.

Earnings volatility: the objectives of the limits are to ensure that:

a. the volatility of earnings is consistent with the expectations of stakeholders;
b. the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
c. earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are European Embedded Value (EEV) operating profit and International Financial Reporting Standards (IFRS) operating profit, although EEV and IFRS total profits are also considered.

Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements: the limits aim to ensure that:

a. the Group meets its internal economic capital requirements;
b. the Group achieves its desired target rating to meet its business objectives; and
c. supervisory intervention is avoided.

The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases.

Prudential's risk appetite framework forms an integral part of its annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by the Group Risk function, which uses submissions by business units to calculate the Group's aggregated position (allowing for diversification effects between business units) relative to the limits contained within the risk appetite statements.

B. Risk exposures
The Group Risk Framework deploys a common risk language, allowing meaningful comparisons to be made between different business units. Risks are broadly categorised as shown below.

Category	Risk type	Definition
Financial risks	Market risk
The risk of loss for the Group's business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.

Credit risk
The risk of loss for the Group's business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).

Insurance risk
The risk of loss for the Group's business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.

	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.
Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

The key financial and non-financial risks and uncertainties faced by the Group, that have been considered by the Group Risk Committee, and Prudential's approaches to managing them, are described below.

B.1    Financial risks
a    Market risk
(i)     Equity risk
In the UK business, most of Prudential's equity exposure is incurred in the with-profits fund, which includes a large inherited estate estimated at £7.0 billion as at 31 December 2012 (31 December 2011: £6.1 billion). This can absorb market fluctuations and protect the fund's solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

In Asia Prudential's shareholder exposure to equities relates to revenue from unit-linked products and, from a capital perspective, to the effect of falling equity markets on the with-profits businesses.

In the US, where we are a leading provider of variable annuities, there are risks associated with the guarantees embedded in our products.  We provide guaranteed minimum death benefits (GMDB) on substantially all policies in this class, guaranteed minimum withdrawal benefits (GMWB) on a significant proportion of the book, and guaranteed minimum income benefits (GMIB) on only 3 per cent.  To protect the shareholders against the volatility introduced by these embedded options, we use both a comprehensive hedging programme and reinsurance.  The GMIB is no longer offered, with existing coverage being reinsured.

The Jackson IFRS shareholders' equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees, but to manageable levels.

In our variable annuity sales activities, we focus on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees.  These customers generally select conservative investment options.  We are able to meet the needs of these customers because of the strength of our operational platform.

It is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost we incur to hedge or reinsure our risks and to achieve an acceptable return for our shareholders.

We use a macro approach to hedging that covers the risks inherent across the US business.  Within this macro approach we make use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then use a combination of over-the-counter (OTC) options and exchange traded derivatives to hedge the remaining risk, considering significant market shocks and limiting the amount of capital we are putting at risk.  Internal positions are generally netted before any external hedge positions are considered.  The hedging programme also covers the fees on variable annuity guarantees.

Jackson hedges the economics of its products rather than the accounting result.  This focus means that we accept a degree of variability in our accounting results in order to ensure we achieve the appropriate economic result.  Accordingly, while Jackson's hedges are effective on an economic basis, due to different accounting treatment for the hedges and some of the underlying hedged items on an IFRS basis, the reported income effect is more variable.

(ii) Interest rate risk
Interest rate risk arises from Prudential's investments in long-term debt and fixed income securities, and also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

In Asia, the exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

In the US, there is interest rate risk across the portfolio.  The majority of Jackson's fixed annuity and life liabilities allow for an annual reset of the crediting rate, which provides for a greater level of discretion in determining the amount of interest rate risk to assume.  The primary concerns with these liabilities relate to potential surrenders when rates increase and, in a low interest environment, the minimum guarantees required by state law.  For variable annuities, interest rate changes will influence the level of reserves held for certain guaranteed benefits.  With its large fixed annuity and fixed index annuity books, Jackson has natural offsets for its variable annuity interest-rate related risks.  Jackson manages interest rate exposure through a combination of interest rate swaps and interest rate options.

In the UK, the investment policy for the shareholder-backed annuity business is to match the annuity payments with the cash flows from investments. As a result, assets and liabilities are closely matched by duration. The impact on profit of any residual cash flow mismatching can be adversely affected by changes in interest rates; therefore the mismatching position is regularly monitored. The guarantees of the with-profit business give rise to some interest rate discounting risk as falling rates may result in an increase in the cost of guarantees. Except for severe stress scenarios where shareholders' support may be required, this risk is borne by the with-profits fund.

(iii) Foreign exchange risk
Prudential principally operates in the UK, the US and in Asia. The geographical diversity of its businesses means that Prudential is inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of its operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements when results are expressed in pounds sterling.

The Group retains revenues locally to support the growth of the Group's business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest (ie remittances), this exposure is hedged if it is economically optimal to do so. The Group does not have appetite for significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Currency borrowings, swaps and other derivatives are used to manage exposures.

b    Credit risk
In addition to business unit and Group-wide operational limits on credit risk, Prudential monitors closely its counterparty exposures at Group level, highlighting those that are large or of concern. Where appropriate, Prudential will reduce its exposure, purchase credit protection or make use of collateral arrangements to control its levels of credit risk.

The Group's balance sheet held the following total investments at 31 December 2012.

	2012 £bn				2011 £bn
	Participating funds	Unit-linked and variable annuities	Shareholder-backed	Total Group	Total Group
Debt securities	62.0	9.5	68.6	140.1	124.5
Equity	25.1	73.9	1.0	100.0	87.3
Property investments	8.7	0.6	1.6	10.9	10.8
Mortgage loans	1.3	-	4.8	6.1	5.7
Other loans	1.4	-	4.3	5.7	4.0
Deposits	9.5	1.4	1.8	12.7	10.7
Other investments	4.7	-	3.2	7.9	7.6
Total	112.7	85.4	85.3	283.4	250.6

The table below presents the balances of investments related to shareholder-backed operations at 31 December 2012.

	2012	2011
	£bn	£bn
Shareholder-backed investments:
Asia life	8.7	7.1
UK life	31.3	28.5
US life	42.0	34.0
Other	3.3	3.8
Total	85.3	73.4

Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

(i)Debt portfolio
The investments held by the shareholder-backed operations are predominantly debt securities, of which 95 per cent are rated, either externally or internally, as investment grade (31 December 2011: 95 per cent).

The Group's total debt securities portfolio on an IFRS basis comprised the following at 31 December 2012:

	2012 £bn				2011 £bn
	Participating funds	Unit-linked and variable annuities*	Shareholder-backed	Total Group	Total Group
Insurance operations:
UK	50.5	6.3	27.1	83.9	78.0
Jackson National Life	-	-	33.0	33.0	27.0
Asia long-term business	11.5	3.2	6.7	21.4	17.7
Other operations	-	-	1.8	1.8	1.8
Total	62.0	9.5	68.6	140.1	124.5
* Jackson's variable annuity separate account assets comprise equity securities and portfolio holdings in unit trusts (including mutual funds), the majority of which are equity based.

UK
The UK's debt portfolio on an IFRS basis is £83.9 billion as at 31 December 2012, including £50.5 billion within the UK with-profits fund. Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate. Outside the with-profits fund there is £6.3 billion in unit-linked funds where the shareholders' risk is limited, with the remaining £27.1 billion backing the shareholders' annuity business and other non-linked business (of which 75 per cent is rated AAA to A-, 23 per cent BBB and 2 per cent non-investment grade). The UK shareholder-backed portfolio did not experience any default losses in 2012.

US
At 31 December 2012 Jackson's fixed income debt securities portfolio consisted of:

	2012	2011
Summary	£m	£m

Corporate and government security and commercial loans:
Government	4,126	2,163
Publicly traded and SEC Rule 144A securitiesnote	19,699	16,281
Non-SEC Rule 144A securities	3,542	3,198
Total	27,367	21,642
Residential mortgage-backed securities (RMBS)	2,400	2,591
Commercial mortgage-backed securities (CMBS)	2,639	2,169
Other debt securities	587	620
Total US debt securities	32,993	27,022

Note
A 1990 SEC rule that facilitates the resale of privately placed securities that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

Of the £23.2 billion of corporate debt, 95 per cent is investment grade. Concentration risk within the corporate debt portfolio is low, with the top ten holdings accounting for approximately 8 per cent of the portfolio. Our largest sector exposures in the investment grade corporate debt portfolio are Energy and Utilities at 15 per cent and 13 per cent, respectively. We actively manage the portfolio and will sell exposures as events dictate.

Within the RMBS portfolio of £2.4 billion, the portion guaranteed by the US government sponsored agencies is 57 per cent. The CMBS portfolio of £2.6 billion is performing strongly, with 40 per cent of the portfolio rated AAA and less than 2 per cent rated below investment grade. The entire portfolio has an average credit enhancement level of 31 per cent. This level provides significant protection, since it means the underlying collateral has to incur a 31 per cent loss, net of recoveries, before our holding is at risk.

Jackson's debt securities experienced total credit-related losses in 2012 of £47 million (2011: £52 million). This includes a loss net of recoveries of £10 million (2011: gains of £10 million) on credit-related sales of impaired bonds. IFRS write-downs on debt securities were £37 million (2011: £62 million). Of this amount of write-downs, £8 million (2011: £21 million) was in respect to RMBS securities. In addition to the amounts for debt securities, there were £5 million (2011: £28 million) of write-downs on Jackson's commercial mortgage loan portfolio. In 2012 and 2011, Jackson did not experience any defaults on its debt securities.

The impairment process reflects a review of every bond and security in our portfolio. Our accounting policy requires us to book full mark to market losses on impaired securities through our balance sheet. However, we would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

Unrealised gains and losses on debt securities in the US
Jackson's net unrealised gains from debt securities were £2,807 million at 31 December 2012, compared to £2,057 million at 31 December 2011. The gross unrealised loss position was £178 million at 31 December 2012 (31 December 2011: £246 million). Gross unrealised losses on securities priced at less than 80 per cent of face value totalled £53 million at 31 December 2012 compared to £158 million at 31 December 2011.

Asia
Asia's debt portfolio totalled £21.4 billion at 31 December 2012. Of this, approximately 69 per cent was in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 31 per cent is shareholder exposure and is invested predominantly (65 per cent) in investment grade bonds. The Asian portfolio has performed very well, and did not experience any default losses in 2012.

Asset management
The debt portfolio of the Group's asset management operations of £1.8 billion as at 31 December 2012 is principally related to Prudential Capital operations. Of this amount £1.5 billion were rated AAA to A- by S&P or Aaa by Moody's.

(ii)       Group sovereign debt exposure
Sovereign debt represented 15 per cent or £10.4 billion of the debt portfolio backing shareholder business (excluding unit-linked business) at 31 December 2012 (2011: 16 per cent and £9.2 billion respectively). 38 per cent of this was rated AAA and 92 per cent investment grade (2011: 43 per cent and 94 per cent respectively). Of the Group's holdings in Continental Europe of £564 million, 79 per cent was AAA rated (2011: £690 million and 87 per cent respectively). Shareholder exposure to the Eurozone sovereigns of Portugal, Italy, Ireland, Greece and Spain (PIIGS) is £52 million (2011:£44 million). The Group does not have any sovereign debt exposure to Greece, Portugal or Ireland.

The exposure of the Group's shareholder and with-profits funds to sovereign debt (including credit default swaps that are referenced to sovereign debt) at 31 December 2012 is as follows.

	31 December 2012 £m		31 December 2011 £m
	Shareholder sovereign debt	With-profits sovereign debt	Shareholder sovereign debt	With-profits sovereign debt
Continental Europe
Italy	51	59	43	52
Spain	1	31	1	33
	52	90	44	85
Germany	444	469	598	602
Other Europe (principally Belgium and Isle of Man)	68	41	48	62
	564	600	690	749
United Kingdom	3,432	2,306	3,254	2,801
United States	3,585	1,169	2,448	2,615
Other, predominantly Asia	2,867	271	2,850	332
Total	10,448	4,346	9,242	6,497

Holdings of UK government debt accounted for £3.4 billion of the shareholder sovereign debt portfolio at 31 December 2012. Post year end, the United Kingdom no longer has a unanimous AAA rating, as Moody's on 22 February 2013 lowered its rating to Aa1. However, given that  the vast majority of the debt backs sterling liabilities, the downgrade has not resulted in large price fluctuations in the Gilt market and that the rating remains very strong, the downgrade is not expected to significantly impact the Group's balance sheet and earnings.

(iii) Exposure to bank debt securities
Prudential expects that any second order sovereign credit exposures would most likely be concentrated in the banking sector. The Group's bank exposure is a function of its core investment business, as well as of the hedging and other activity undertaken to manage its various financial risks. Prudential relies on public information and credit research sources to identify banks with large concentrations of indirect exposure.

Prudential has a range of controls and processes to manage credit exposure. In addition to the control frameworks that cover shareholder and policyholder credit risk within each business unit, the Group Credit Risk Committee oversees shareholder credit risk across the Group. The Committee receives comprehensive management information, including details of counterparty and invested credit exposure (including structured credit and loans), secured and unsecured cash balances, top 30 credit exposures, and an analysis of shareholder exposure by industry/country and rating. The business units and the Group Risk function also continually monitor the portfolio for emerging credit risks through various tools and processes.

Prudential actively mitigates the level of Group-wide credit risk (invested credit and counterparty) through a comprehensive system of hard limits, collateralisation agreements and centrally managed 'watch lists'.

Of the £68.6 billion of debt securities backing shareholder business, excluding holdings attributable to external holders of consolidated unit trusts, 3 per cent or £2.2 billion was in Tier 1 and Tier 2 hybrid bank debt. A further £3.2 billion was in the form of senior debt.

In terms of shareholder exposures to the bank debt of PIIGS, Prudential held £260 million at 31 December 2012 (31 December 2011: £328 million). This comprised £130 million of covered bonds, £93 million senior debt, £3 million Tier 1 debt and £34 million Tier 2 debt. There was no direct exposure to Greek banks.

The Group held the following direct exposures to banks' debt securities of shareholder-backed business at 31 December 2012.

	Bank debt securities - shareholder-backed business £m
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	31 Dec 2012 Total	31 Dec 2011 Total
Portugal	-	37	37	-	-	-	37	24
Ireland	-	16	16	-	-	-	16	13
Italy	-	29	29	10	-	10	39	81
Greece	-	-	-	-	-	-	-	-
Spain	130	11	141	24	3	27	168	210
	130	93	223	34	3	37	260	328
Austria	-	-	-	11	-	11	11	9
France	18	62	80	72	43	115	195	149
Germany	-	33	33	18	-	18	51	29
Luxembourg	-	-	-	-	-	-	-	-
Netherlands	-	16	16	86	80	166	182	152
United Kingdom	486	181	667	700	99	799	1,466	1,083
Total Europe	634	385	1,019	921	225	1,146	2,165	1,750
United States	-	1,770	1,770	467	6	473	2,243	1,716
Other, predominantly Asia	30	334	364	352	220	572	936	841
Total	664	2,489	3,153	1,740	451	2,191	5,344	4,307

In addition to the exposures held by the shareholder-backed business, the Group held the following banks' securities at 31 December 2012 within its with-profits funds.

	Bank debt securities - participating funds £m
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	31 Dec 2012 Total	31 Dec 2011 Total
Portugal	-	6	6	-	-	-	6	7
Ireland	6	-	6	-	-	-	6	-
Italy	-	71	71	4	-	4	75	96
Greece	-	-	-	-	-	-	-	5
Spain	173	12	185	-	1	1	186	138
	179	89	268	4	1	5	273	246
Austria	-	-	-	-	-	-	-	-
France	16	78	94	56	7	63	157	144
Germany	-	-	-	-	-	-	-	7
Luxembourg	-	-	-	-	-	-	-	7
Netherlands	-	136	136	2	-	2	138	122
United Kingdom	725	423	1,148	749	7	756	1,904	1,550
Total Europe	920	726	1,646	811	15	826	2,472	2,076
United States	-	1,837	1,837	240	6	246	2,083	2,052
Other, predominantly Asia	48	340	388	206	61	267	655	746
Total	968	2,903	3,871	1,257	82	1,339	5,210	4,874

(iv) Other possible impacts of a Eurozone crisis
Other knock on impacts of a Eurozone crisis may represent some risk to the Group, both in terms of financial market impact and potential operational issues. These third order exposures are intrinsically more difficult to quantify. However, as well as the monitoring routines noted above, Prudential has also developed tools to identify the Group's exposure to counterparties at risk (including contingent credit exposures), and has in place Group-wide processes to facilitate the management of such risks should they materialise.

In respect of operational risks, we believe we have strong  investment operations, counterparty risk and change management capabilities that enable us to manage the transition to a new Eurozone regime if events require it to do so.

(v) Loans
Of the total Group loans of £11.8 billion at 31 December 2012, the following are held by shareholder-backed operations.

	2012 £bn			2011 £bn
	Mortgage loans	Other loans	Total	Mortgage loans	Other loans	Total
Asia insurance operations(i)	-	0.4	0.4	-	0.4	0.4
US insurance operations(ii)	3.5	2.7	6.2	3.6	0.6	4.2
UK insurance operations(iii)	1.3	-	1.3	1.1	-	1.1
Asset management operations(iv)	-	1.2	1.2	-	1.3	1.3
Total loans held by shareholder-backed operations	4.8	4.3	9.1	4.7	2.3	7.0

Notes
(i) The majority of Asia insurance operations loans are commercial loans held by the Malaysian operation that are rated investment grade by two local rating agencies.

(ii)   The US insurance operations held £6.2 billion of loans, comprising £3.5 billion of commercial mortgage loans and £2.7 billion of policy loans. Approximately £1.8 billion of the policy loans are held as collateral related to the three reinsurance treaties with Swiss Re, which are offset by a funds withheld liability. These loans are carried at fair value. All other loans are accounted for at amortised cost, less any impairment. All commercial mortgage loans held by US insurance operations are collateralised by properties. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. Jackson incurred write downs of £5 million on its commercial mortgage book (2011: write downs of £28 million).

(iii) The majority of mortgage loans held by UK insurance operations are mortgage loans collateralised by properties.
  (iv)  Relates to bridging loan finance managed by Prudential Capital.
  (vi)  Counterparty credit risk
The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asian transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

The Group's exposure to derivative counterparty and reinsurance counterparty credit risk is subject to the same framework of Group-wide operational limits and monitoring as its invested credit risk. Where appropriate, Prudential will reduce its exposure, purchase credit protection or make use of additional collateral arrangements to control its levels of counterparty credit risk.

c    Insurance risk
The processes of determining the price of Prudential's products and reporting the results of its long-term business operations require Prudential to make a number of assumptions. In common with other industry players, the profitability of Prudential's businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

Prudential continues to conduct research into longevity risk using data from its substantial annuity portfolio. The assumptions that Prudential makes about future expected levels of mortality are particularly relevant in its UK annuity business. The attractiveness of transferring longevity risk (via reinsurance and other external solutions) is regularly evaluated. These are used as risk management tools where it is appropriate and attractive to do so.
Prudential's morbidity risk is mitigated by appropriate underwriting and use of reinsurance and the morbidity assumptions reflect recent experience and expectation of future trends for each relevant line of business.

Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale. Where appropriate, allowance is also made for the relationship - either assumed or historically observed - between persistency and investment returns, and for the resulting additional risk.

d    Liquidity risk
The parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2013 and 2017. In addition, the Group has access to liquidity via the debt capital markets. Prudential also has in place an unlimited commercial paper programme and has maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and have been assessed to be sufficient under both sets of assumptions.

B.2 Non-financial risk
Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses.

Prudential is exposed to operational risk through the course of running its business. It is dependent on the successful processing of a large and complex number of transactions, utilising various IT applications and platforms, across numerous and diverse products. It also operates under the ever evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations.

Prudential's systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with its activities. The Prudential Group Governance Manual was developed to make a key contribution to the sound system of internal control that the Group is expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Manual.

Prudential has an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities; the ongoing improvement of the control environment; and determination of the adequacy of Prudential's corporate insurance programme.

With regard to business environment risk, including the impacts of regulatory developments, the Group has a wide-ranging programme of active and constructive engagement with governments, policymakers and regulators in its key markets and with relevant international institutions. Such engagement is undertaken both directly and indirectly via trade associations. The Group has procedures in place to monitor and track political and regulatory developments and assess their potential impact on the Group. Where appropriate, the Group provides submissions and technical input to officials and others, either via submissions to formal consultations or through interactions with officials.

With regard to strategic risk, both business units and the Group Head Office are required to adopt a forward-looking approach to risk management by performing risk assessments as part of the annual strategic planning process. This supports the identification of potential threats and the initiatives needed to address them, as well as competitive opportunities. The impact on the underlying businesses and/or Group-wide risk profile is also considered to ensure that strategic initiatives are within risk appetite.

Solvency II represents a regulatory risk due to the uncertainty of what the rules will be when finalised, their potential impacts, and the timing of their introduction. The risks are that the Group may not be able to respond sufficiently quickly to the strategic implication of the change given levels of uncertainty around the content and timing; operational risk in terms of the scale and complexity of the delivery and uncertainty over timelines; and the additional capital that the Group may be required to hold. Solvency II is covered in more detail in the Capital Management section below.

B.3      Risk factors
Our disclosures covering risk factors can be found at the end of this document.

C.  Capital management
C.1 Regulatory capital (IGD)
Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD capital adequacy requirements involve aggregating surplus capital calculated on a FSA consistent basis for regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

Prudential's capital position remains strong. Prudential has continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. Prudential estimates that its IGD capital surplus is £5.1 billion at 31 December 2012 (before taking into account the 2012 final dividend), with available capital covering its capital requirements 3.0 times. This compares to a capital surplus of £4.0 billion at the end of 2011 (before taking into account the 2011 final dividend).

The movements in 2012 mainly comprise:
• Net capital generation mainly through operating earnings (in-force releases less investment in new business, net of tax) of £2.5 billion;

Offset by:

• Negative impact arising from market movements estimated at £0.2 billion;
• Final 2011 dividend of £0.5 billion and interim 2012 dividend of £0.2 billion;
• External financing costs and other central costs, net of tax, of £0.4 billion; and
• Negative impact arising from foreign exchange movements of £0.1 billion.

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets. Global regulatory developments, such as Solvency II and ComFrame, aim to ensure that the calculation of regulatory surplus continues to evolve over time into a more meaningful economic measure.

There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that would be more risk based.  Solvency II was supposed to provide such a framework but we now know that it will not be implemented before 31 December  2015.  The structure of the Group and the approach we have taken to managing our risks, with a sizeable credit reserve in the UK annuity book, a strong inherited estate in UK with profits and the relatively low risk nature of our asset management and Asian operations, together with a high level of IGD surplus means we have positioned ourselves well for future regulatory developments and stresses to our business.

In March 2013,  we have agreed with the FSA to amend the calculation of the contribution Jackson makes to the Group's IGD surplus. Until now, the contribution of Jackson to the reported IGD was based on an intervention level set at 75 per cent of US Risk Based Capital Company Action Level (CAL). Going forward, the contribution of Jackson to IGD surplus will equal the surplus in excess of 250 per cent of CAL. This is more in line with the level at which we currently report free surplus, which we have set at 235 per cent of CAL. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with economic reality. The revised IGD surplus calculation has no impact on the way that the US business is managed or regulated locally.

On this revised basis, the IGD surplus at 28 February 2013 is estimated at £4.4 billion1 (equivalent to a capital cover of 2.5 times) which includes the £0.4 billion of subordinated debt raised in January 2013 and is after deducting £1.3 billion in respect of the Jackson change from 75 per cent to 250 per cent of CAL.

Prudential continues to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance. A number of such options were utilised through the last financial crisis in 2008 and 2009 to enhance the Group's IGD surplus. One such arrangement allowed the Group to recognise a proportion of the shareholder's interest in future transfers from the UK's with-profits business and this remained in place, contributing £0.36 billion to the IGD at 31 December 2012. We will phase this out in two equal steps, reducing the credit taken to £0.18 billion from January 2013 and we expect to take zero credit from January 2014.

In addition to its strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects its capital position in excess of the IGD surplus. This credit reserve as at 31 December 2012 was £2.1 billion. This credit risk allowance represents 40 per cent of the bond portfolio spread over swap rates, compared to 33 per cent as at 31 December 2011.

1 The estimated position at 28 February 2013 allows for economic conditions and surplus generation since 31 December 2012 and is stated before the final dividend and the effect of the Thanachart acquisition and after allowing for a reduction in Jackson's contribution to IGD surplus of £1.3 billion.

Stress testing
As at 31 December 2012, stress testing of our IGD capital position to various events has the following results:

• An instantaneous 20 per cent fall in equity markets from 31 December 2012 levels would reduce the IGD surplus by £450 million;
• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £950 million;
• A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £850 million*; and
• Credit defaults of ten times the expected level would reduce IGD surplus by £700 million.

* The impact of the 100 basis points reduction in interest rates is exacerbated by the current regulatory permitted practice used by Jackson, which values all interest rate swaps at book value rather than fair value for regulatory purposes. At 31 December 2012, removing the permitted practice would have increased reported IGD surplus by £0.3 billion. As at 31 December 2012, it is estimated that a 100 basis point reduction in interest rates (subject to a floor of zero) would have resulted in an IGD surplus of £4.9 billion, excluding the permitted practice. The effect of the revised calculation of Jackson's contribution to IGD surplus as at 31 December 2012 would have been to increase the sensitivity to equity market falls by approximately £50 million.

Prudential believes that the results of these stress tests, together with the Group's strong underlying earnings capacity, its established hedging programmes and its additional areas of financial flexibility, demonstrate that it is in a position to withstand significant deterioration in market conditions.

Prudential also uses an economic capital assessment to monitor its capital requirements across the Group, allowing for realistic diversification benefits and continues to maintain a strong position. This assessment provides valuable insights into its risk profile.

C.2 Solvency II  and other global regulatory developments
The European Union (EU) is developing a new solvency framework for insurance companies, referred to as 'Solvency II'. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009. The new approach is based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow Prudential to make use of internal economic capital models if approved by the relevant supervisory authority.

Representatives from the European Parliament, the European Commission and the Council of the European Union are currently discussing the Omnibus II Directive which, once approved, will amend certain aspects of the original Solvency II Directive. In addition the European Commission is continuing to develop, in consultation with stakeholders including industry, the detailed rules that will complement the high-level principles of the Directive, referred to as 'implementing measures'. The Omnibus II Directive is not currently scheduled to be finalised until late 2013, while the implementing measures cannot be finalised until after Omnibus II.

There is a significant uncertainty regarding the final outcome from this process. In particular, the Solvency II rules relating to the determination of the liability discount rate and to the treatment of US business remain unclear and Prudential's capital position is sensitive to these outcomes. With reference to the liability discount rate, solutions to remove artificial volatility from the balance sheet have been suggested by policymakers as the regulations continue to evolve. These solutions, along with transitional arrangements for the treatment of the US business, are continuing to be considered by policymakers as part of the process to reach agreement on the Omnibus II Directive. There is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially that a significant increase in capital may be required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups. Prudential is actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers and Insurance Europe (formerly known as the Comité Européen des Assurances).

The delays in finalising the Omnibus II Directive and implementing measures are expected to result in a deferral of the Solvency II implementation date for firms beyond the previously anticipated date of 1 January 2014. At this stage, it remains unclear exactly when Solvency II will come into force, although a deferral until 1 January 2016 or beyond appears likely.

Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is being coordinated centrally to achieve consistency in the understanding and application of the requirements. Prudential is continuing its preparations to adopt the regime when it eventually comes into force and is undertaking in parallel an evaluation of the possible actions to mitigate its effects. Prudential regularly reviews its range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising the Group's domicile as a possible response to an adverse outcome on Solvency II.

Over the coming months Prudential will remain in regular contact with the FSA as it continues to engage in the 'pre-application' stage of the approval process for the internal model. In addition, Prudential also expects to engage in the initial stage of the FSA's proposed 'Individual Capital Adequacy Standards Plus (ICAS+)' regime, which will ultimately enable its UK insurance entities to leverage the developments made in relation to the Solvency II internal model for the purpose of meeting existing ICAS regime.

Currently there are also a number of other prospective global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board (FSB) on Globally Systemically Important Financial Institutions (G-SIFIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system, The full impact of the Dodd-Frank Act on Prudential's businesses is not currently clear, however, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

As part of a global initiative to identify G-SIFIs, in May 2012, the IAIS published proposed assessment methodology for designating Globally Systemically Important Insurers (G-SIIs). For those groups that are designated by the FSB as G-SII then additional policy measures including enhanced supervision, introduction of recovery and resolution plans and higher loss absorbency requirements could be proposed. Further detail of the  proposals is expected during 2013 and implementation is likely to be over a period of years. Furthermore, the FSA is considering the designation of Domestically Systemically Important Insurer (DSII) for those UK insurers that are significant in UK terms. It is not yet clear what the impact of this designation may be.

ComFrame is also being developed by the IAIS to provide common global requirements for supervision of insurance groups. The framework is designed to develop common principles for supervision and so may increase the focus of regulators in some jurisdictions. It is also possible that some prescriptive requirements, including group capital, could be proposed. Further clarity on ComFrame is expected during the second half of 2013.

C.3 Capital allocation
Prudential's approach to capital allocation is to attain a balance between risk and return, investing in those businesses that create shareholder value. In order to efficiently allocate capital, Prudential measures the use of, and the return on, capital.

Prudential uses a variety of metrics for measuring capital performance and profitability, including traditional accounting metrics and economic returns. Capital allocation decisions are supported by this quantitative analysis, as well as strategic considerations.

The economic framework measures risk adjusted returns on economic capital, a methodology that ensures meaningful comparison across the Group. Capital utilisation, return on capital and new business value creation are measured at the product level as part of the business planning process.

C.4 Risk mitigation and hedging
Prudential manages its actual risk profile against its tolerance of risk. To do this, Prudential maintains risk registers that include details of the risks Prudential has identified and of the controls and mitigating actions it employs in managing them. Any mitigation strategies involving large transactions such as a material derivative transaction involving shareholder business are subject to review at Group level before implementation.

Prudential uses a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Corporate governance

The directors confirm that Prudential has complied with the provisions of the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules throughout the period other than in respect of the Terms of Reference of the Remuneration Committee as regards making recommendations to the Board in respect of the remuneration of the non-executive directors. It would be inconsistent with the principles of the UK Code for the Remuneration Committee to be involved in setting the fees of non-executive directors.

The Company also confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 to the Hong Kong Listing Rules and that the directors of the Company have complied with this code of conduct throughout the period.

The directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

The directors of Prudential plc confirm that to the best of their knowledge:

-     The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

-     The directors' report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 March 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat